Exhibit 99.2

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND FOR THE THREE MONTHS ENDED

MARCH 31, 2018 AND 2017

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean on May 15, 2018

To the Shareholder and the Board of Directors of

Woori Bank

Report on the Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Bank (the “Bank”). The financial statements consist of the separate interim statements of financial position as of March 31, 2018 and the related separate interim statements of comprehensive income, changes in equity and cash flows, all expressed in Korean Won, for the three months ended March 31, 2018 and 2017, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Interim Financial Statements

The Bank’s management is responsible for the preparation and fair presentation of the accompanying separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our audits.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements of the Bank are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the separate statement of financial position as of December 31, 2017, and the related separate statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2017 (not presented in the accompanying separate interim financial statements), all expressed in Korean Won, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 14, 2018. The separate statement of financial position as of December 31, 2017 presented as a comparative purpose in the accompanying interim financial statements does not differ, in all material respects, from the audited separate statement of financial position as of December 31, 2017.

Accounting principles and review standards and their application in practice vary among countries. The accompanying separate interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate interim financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 15, 2018

Notice to Readers

This report is effective as of May 15, 2018, the independent accountants’ review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the report is read. Such events or circumstances could significantly affect the separate interim financial statements and may result in modifications to the independent accountants’ review report.

WOORI BANK

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018 AND FOR THE THREE MONTHS ENDED

MARCH 31, 2018 AND 2017

The accompanying separate interim financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Headquarters: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)        02-2002-3000

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

	March 31, 2018	December 31, 2017
	(Korean won in millions)
ASSETS
Cash and cash equivalents (Notes 6 and 45)	5,031,336	5,328,960
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12, 18, 26 and 45)	5,414,045	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18, 26 and 45)	—	4,133,724
Financial assets at FVTOCI (Note 4, 8, 11, 12, and 18)	12,489,410	—
Available for sale (AFS) financial assets (Notes 4, 8, 11, 12 and 18)	—	14,186,704
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	16,716,803	—
Held to Maturity (HTM) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,638,727
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	257,926,927	—
Loans and receivables (Notes 4, 10, 11, 12, 18 and 45)	—	248,810,624
Investments in subsidiaries and associates (Note 13)	4,149,505	4,148,795
Investment properties (Note 14)	360,824	350,235
Premises and equipment (Note 15)	2,355,826	2,374,590
Intangible assets (Note 16)	330,078	303,325
Assets held for sale (Note 17)	51,909	46,183
Deferred tax assets	115,998	238,543
Derivative assets (Notes 4,11, 12 and 26)	39,272	59,272
Other assets (Notes 19 and 45)	200,748	117,889

Total assets	305,182,681	296,737,571

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Note 4, 11 12, 20, 26 and 45)	3,017,731	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20, 26 and 45)	—	3,416,978
Deposits due to customers (Notes 4, 11, 21 and 45)	226,809,907	224,384,156
Borrowings (Notes 4, 11, 12 and 22)	12,642,978	13,662,984
Debentures (Notes 4, 11 and 22)	20,919,157	21,707,466
Provisions (Notes 23, 44 and 45)	392,147	368,027
Net defined benefit liabilities (Note 24)	119,029	14,284
Current tax liabilities	191,435	212,376
Derivative liabilities (Notes 4, 11,12 and 26)	28,256	12,103
Other financial liabilities (Notes 4, 11, 12, 25 and 45)	21,091,235	13,029,421
Other liabilities (Notes 25 and 45)	174,620	135,686

Total liabilities	285,386,495	276,943,481

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

	March 31, 2018	December 31, 2017
	(Korean won in millions)
EQUITY
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,017,888	3,017,888
Capital surplus (Note 28)	269,533	269,533
Other equity (Note 30)	(341,014)	(135,282)
Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of March 31, 2018 and December 31, 2017, is 2,091,721 million won and 2,017,342 million won, respectively. Regulatory reserve for credit loss to be reserved (reversed) as of March 31, 2018 and December 31, 2017, is (-)159,304 million won and 74,379 million won, respectively. Planned provision (reversed) of regulatory reserve for credit loss as of March 31, 2018 and December 31, 2017, is (-)159,304 million won and 74,379 million won, respectively)	13,468,387	13,260,559

Total equity	19,796,186	19,794,090

Total liabilities and equity	305,182,681	296,737,571

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	For the three months ended March 31
	2018	2017
	(Korean won in millions, except for per share data)
Interest income	1,964,784	1,788,004
Financial assets at FVTPL (K-IFRS 1109)	3,196	—
Financial assets at FVTOCI	51,844	—
Financial assets at amortized cost	1,909,744	—
Financial assets at FVTPL (K-IFRS 1039)	—	4,463
AFS financial assets	—	52,844
HTM financial assets	—	73,380
Loans and receivables	—	1,657,317
Interest expense	(818,232)	(734,520)

Net interest income (Notes 34 and 45)	1,146,552	1,053,484
Fees and commissions income	305,872	271,571
Fees and commissions expense	(34,212)	(26,904)

Net fees and commissions income (Notes 35 and 45)	271,660	244,667
Dividend income (Notes 36 and 45)	26,464	30,507
Net gain on financial instruments at FVTPL (K-IFRS 1109) (Note 11, 37 and 45)	51,643	—
Net loss on financial instruments at FVTPL (K-IFRS 1039) (Note 11, 37 and 45)	—	(152,023)
Net gain on AFS financial assets (Note 11 and 38)	—	13,217
Net loss on on financial assets at amortized cost	9,366	—
Impairment losses due to credit loss (Notes 39 and 45)	(62,199)	(34,154)
General and administrative expenses (Notes 40 and 45)	(630,744)	(658,689)
Other net operating income (expenses) (Notes 40 and 45)	(87,667)	285,857

Operating income	725,075	782,866
Share of losses on subsidiaries and associates (Note 13)	—	(18,984)
Net other non-operating income	11,647	14,507

Non-operating income (expenses) (Note 41)	11,647	(4,477)
Net income before income tax expense	736,722	778,389

Income tax expense (Note 42)	190,735	176,486

Net income (Net income after the provision for regulatory reserve for credit loss for the three months ended March 31, 2018 and 2017 is 511,014 million won and 600,399 million won, respectively) (Note 32)	545,987	601,903

Net gain or loss on valuation of equity securities at FVTOCI	28,124	—
Net gain or loss on valuation of financial liabilities designated as at FVTPL due to own credit risk	90	—
Remeasurement of the net defined benefit liability	(52,881)	(25,512)

Items that will not be reclassified to profit or loss	(24,667)	(25,512)

(Continued)

WOORI BANK

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017 (CONTINUED)

	For the three months ended March 31
	2018	2017
	(Korean won in millions, except for per share data)
Net gain or loss on valuation of debt securities at FVTOCI	3,715	—
Net gain or loss on valuation of AFS financial assets	—	22,215
Net gain or loss on foreign currencies translation of foreign operations	(1,439)	(21,274)

Items that may be reclassified to profit or loss	2,276	941

Other comprehensive loss, net of tax	(22,391)	(24,571)

Total comprehensive income	523,596	577,332

Net income per share (Note 43)
Basic and diluted earnings per common share (in Korean won)	755	821

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Total
	(Korean won in millions)
January 1, 2017	3,381,392	3,574,896	269,533	138,542	12,488,155	19,852,518
Net income	—	—	—	—	601,903	601,903
Dividends on common stock	—	—	—	—	(269,308)	(269,308)
Gain on valuation of available-for-sale financial assets	—	—	—	22,215	—	22,215
Loss on foreign currency translation of foreign operations	—	—	—	(21,274)	—	(21,274)
Remeasurement of the net defined benefit liability	—	—	—	(25,512)	—	(25,512)
Dividends to hybrid securities	—	—	—	—	(49,266)	(49,266)
Redemption of hybrid securities	—	(189,396)	—	(604)	—	(190,000)

March 31, 2017	3,381,392	3,385,500	269,533	113,367	12,771,484	19,921,276

January 1, 2018	3,381,392	3,017,888	269,533	(135,282)	13,260,559	19,794,090
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(393,473)	246,464	(147,009)
Adjusted balance, beginning of period	3,381,392	3,017,888	269,533	(528,755)	13,507,023	19,647,081
Net income	—	—	—	—	545,987	545,987
Dividends on common stock	—	—	—	—	(336,636)	(336,636)
Net gain on valuation of financial liabilities designated as at FVPL due to own credit risk	—	—	—	90	—	90
Net gain on valuation of financial assets at FVTOCI	—	—	—	31,839	—	31,839
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	1,974	(1,974)	—
Loss on foreign currency translation of foreign operations	—	—	—	(1,439)	—	(1,439)
Remeasurement of the net defined benefit liability	—	—	—	(52,881)	—	(52,881)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—
Dividends to hybrid securities	—	—	—	—	(37,855)	(37,855)

March 31, 2018	3,381,392	3,017,888	269,533	(341,014)	13,468,387	19,796,186

See accompanying notes

WOORI BANK

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	For the three months ended March 31
	2018	2017
	(Korean won in millions)
Cash flows from operating activities:
Net income	545,987	601,903
Adjustment to net income:
Income tax expense	190,735	176,486
Interest income	(1,964,784)	(1,788,004)
Interest expense	818,232	734,520
Dividend income	(39,101)	(38,463)

	(994,918)	(915,461)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	62,199	34,154
Loss on valuation of financial instruments at FVTPL (K-IFRS 1039)	—	143,367
Impairment loss on investments in subsidiaries and associates	—	18,984
Loss on transaction and valuation of derivatives (hedging)	46,741	21,202
Loss on hedged items (fair value hedge)	—	26
Provision for liabilities	4,176	2,335
Retirement benefits	32,085	32,772
Depreciation and amortization	45,026	44,128
Loss on disposal of premises and equipment and other assets	6	257
Impairment loss on premises and equipment and other assets	—	4

	190,233	297,229

Deductions of income not involving cash inflows:
Net gain on financial instruments at FVTPL (K-IFRS 1109)	33,268	—
Gain on AFS financial assets	—	13,217
Gain on disposal of securities at amortized cost	431	—
Gain on transaction and valuation of derivatives (hedging)	—	64
Gain on hedged items (fair value hedge)	47,694	18,954
Reversal of provisions	1,113	2,568
Gain on disposal of investment in subsidiaries and associates	—	6,311
Gain on disposal of premises and equipment and other assets	1,031	150
Reversal of impairment loss on premises and equipment and other assets	341	32

	83,878	41,296

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	For the three months ended March 31
	2018	2017
	(Korean won in millions)
Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	712,812	—
Financial assets at FVTPL (K-IFRS 1039)	—	(41,361)
Loans and other financial assets at amortized cost	(9,540,289)	—
Loans and receivables	—	(371,379)
Other assets	(79,539)	(17,636)
Deposits due to customers	2,425,221	1,317,041
Provision	560	(2,772)
Net defined benefit liability	(299)	(953)
Other financial liabilities	7,688,880	514,018
Other liabilities	37,343	1,564

	1,244,689	1,398,522

Interest income received	1,984,054	1,824,959
Interest expense paid	(791,763)	(834,551)
Dividend received	32,044	27,610
Income tax paid	(24,868)	(29,835)

Net cash provided by operating activities	2,101,580	2,329,080

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of Financial assets at FVTPL (K-IFRS 1109)	2,055,411	—
Disposal of financial instruments at FVTOCI	1,439,347	—
Disposal of AFS financial assets	—	5,183,087
Redemption of securities at amortized cost	2,155,040	—
Redemption of HTM financial assets	—	2,480,831
Disposal of investments in subsidiaries and associates	12,946	17,182
Disposal of premises and equipment	—	244
Disposal of intangible assets	1,316	—
Disposal of assets held for sale	—	738

	5,664,060	7,682,082

Cash out-flows from investing activities:
Acquisition of financial assets at FVTPL (K-IFRS 1109)	3,069,219	—
Acquisition of financial instruments at FVTOCI	955,767	—
Acquisition of AFS financial assets	—	5,282,143
Acquisition of securities at amortized cost	2,234,453	—
Acquisition of HTM financial assets	—	2,921,380
Acquisition of investments in subsidiaries and associates	13,660	8,412
Acquisition of investment properties	3,214	342
Acquisition of premises and equipment	15,982	15,923
Acquisition of intangible assets	52,078	27,658

	6,344,373	8,255,858

Net cash used in investing activities	(680,313)	(573,776)

(Continued)

WOORI BANK

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	For the three months ended March 31
	2018	2017
	(Korean won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	1,659,994	2,190,505
Issuance of debentures	731,300	2,140,000

	2,391,294	4,330,505

Cash outflows for financing activities:
Repayment of borrowings	2,667,012	3,259,118
Repayment of debentures	1,471,422	1,766,201
Redemption of hybrid securities	—	190,000
Dividends paid on hybrid securities	30,177	33,413

	4,168,611	5,248,732

Net cash used in financing activities	(1,777,317)	(918,227)

Net change in cash and cash equivalents	(356,050)	837,077
Cash and cash equivalents, beginning of year	5,328,960	6,104,029
Effects of exchange rate changes on cash and cash equivalents	58,426	(299,712)

Cash and cash equivalents, end of the period	5,031,336	6,641,394

See accompanying notes

WOORI BANK

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

AND FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

1.	GENERAL

(1)	Woori Bank

Woori Bank (the “Bank”) was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001, held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of March 31, 2018, the common stock of the Bank amounts to 3,381,392 million Korean won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the three months ended March 31, 2018, KDIC sold additional 33 million shares. As of March 31, 2018 and December 31, 2017, KDIC held 125 million shares and 125 million shares (18.43% and 18.43% ownership interest), respectively, of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The headquarters of the Bank is located at 51, Sogong-ro, Jung-gu, Seoul, Korea. The Bank has 880 branches and offices in Korea, and 23 branches and offices overseas as of March 31, 2018.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bank’s separate interim financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1027, Separate Financial Statements. It is necessary to use the annual separate financial statements for the year ended December 31, 2017 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying separate interim financial statements have been applied consistently with the annual separate financial statements as of and for the year ended December 31, 2017.

1)	The Bank has newly adopted the following amendment to K-IFRS that affected the Bank’s accounting policies:

•	Enactment to K-IFRS 1109 – Financial instruments

The Bank applied for the first time as of January 1, 2018, the enactment to K-IFRS 1109 and other standards related to K-IFRS 1109 introduces new rules: 1) classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets, and 3) hedge accounting.

The Bank did not reclassify the prior period when applying the Standard, and accordingly the comparative financial statements have not been reclassified.

The main contents of the new accounting standard and the effect on the financial statements of the bank are as follows.

a) Classification and measurement of financial assets and financial liabilities

All financial assets included in the scope of K-IFRS 1109 are subsequently measured at amortized cost or fair value based on the business model for the management of financial assets and the nature of the contractual cash flows.

Debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. (Financial assets at amortized cost).

Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at fair value through other comprehensive income (financial assets at FVTOCI).

All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods (financial assets at FVTPL).

Notwithstanding the foregoing, the Bank may make the following irrevocable choice or designation at the time of initial recognition of a financial assets.

The Bank may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument within the scope of this

Standard that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which K-IFRS 1103 applies.

At initial recognition, financial assets at amortized cost or FVTOCI may be irrevocably designated financial assets measured at FVTPL if doing so eliminate or significantly reduce a measurement or recognition inconsistency.

During the period, there are no financial assets at amortized cost or FVTOCI designated financial assets at FVTPL to eliminate accounting mismatch.

When debt instruments measured at FVTOCI are removed, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. On the other hand, for equity instruments designated as other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are not subsequently reclassified to profit or loss. Debt instruments measured subsequently at amortized cost of other comprehensive income or loss are eligible for impairment if criteria of impairments are satisfied.

The classification and measurement of financial assets and financial liabilities in accordance with K-IFRS 1109 and K-IFRS 1039 as of January 1, 2018 are as follows (Unit: Korean Won in millions):

Account subject	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109

Deposit	Loans and receivables	Loan and other financial assets at amortized cost	7,394,885	7,394,885
Deposit	Financial assets at FVTPL	Financial assets at FVTPL	25,972	25,972
Debt securities	Financial assets at FVTPL	Financial assets at FVTPL	1,008,827	1,008,827
Debt securities	Available-for-sale financial assets	Financial assets at FVTOCI	12,247,622	12,247,622
Debt securities	Available-for-sale financial assets	Securities at amortized cost	16,638,727	16,638,727
Equity securities	Financial assets at FVTPL	Financial assets at FVTPL	156	156
Equity securities	Available-for-sale financial assets	Financial assets at FVTPL (*)	1,254,928	1,256,147
Equity securities	Available-for-sale financial assets	Financial assets at FVTOCI	684,153	684,153
Loans	Loans and receivables	Financial assets at FVTPL (*)	51,653	52,853
Loans	Loans and receivables	Loan and other financial assets at amortized cost	236,691,399	236,691,399
Derivatives	Financial assets at FVTPL	Financial assets at FVTPL (*)	3,098,769	3,096,632
Derivatives	Derivatives	Derivatives	59,272	59,272
Other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	6,233,677	6,233,677

Total financial assets			285,390,040	285,390,322

(*)	Under K-IFRS 1039, the embedded derivatives out of hybrid financial instruments are accounted for as derivatives assets or liabilities if the requirements of separating are met and the rest of host contracts in those instruments are recorded as available-for-sale financial assets or loans and receivables respectively. Since K-IFRS 1109 requires financial instruments be accounted for based on the terms of the entire financial instruments, the hybrid financial instruments are revalued and recorded as financial assets at fair value through profit or loss.

Account subject	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109
Deposit due to customers	Financial liabilities at FVTPL	Financial liabilities at FVTPL	25,964	25,964
Deposit due to customers	Deposit due to customers	Deposit due to customers	224,384,156	224,384,156
Borrowings	Borrowings	Borrowings	13,662,984	13,662,984
Debentures	Debentures	Debentures	21,707,466	21,707,466
Debentures	Financial liabilities at FVTPL	Financial liabilities at FVTPL	91,739	91,739
Equity-linked securities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	160,057	160,057
Derivatives liabilities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	3,139,218	3,139,218
Derivatives liabilities	Derivatives liabilities	Derivatives liabilities	12,103	12,103
Other financial liabilities	Other financial liabilities	Other financial liabilities	13,029,421	13,029,421
Provision for financial guarantee	Provision for financial guarantee	Provision for financial guarantee	74,277	74,277

Total financial liabilities			276,287,385	276,287,385

No financial assets and financial liabilities designated as FVTPL before the initial application of K-IFRS 1109 were reclassified to financial assets and liabilities at FVTOCI or amortized cost. After the adoption of K-IFRS 1109, there are no financial assets and financial liabilities designated at FVTPL after the date of first application of K-IFRS 1109.

As of the initial adoption of K-IFRS 1109, there are no financial assets at FVTPL or FVTOCI reclassified to the amortization cost measurement category.

b) Impairment of financial assets

The impairment model under K-IFRS 1109 reflects expected credit losses, as opposed to incurred credit losses under IAS 39. Under the impairment approach in IFRS 9, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Bank accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

The Bank is required to recognize the expected credit losses for debt instruments measured at amortized cost or fair value through other comprehensive income, and loan commitments and financial guarantee contracts that are subject to the impairment provisions of K-IFRS 1109. In particular, when the credit risk of the financial instrument is significantly increased after initial recognition, or when the credit quality of the financial asset is impaired, the allowance for losses is measured as the expected credit loss for the whole period. If the credit risk of a financial instrument does not increase significantly after initial recognition (excluding financial assets where credit is impaired), the Bank measures the allowance for losses on the financial instruments at the amount equivalent to the expected 12-month credit loss.

Management determines the credit risk at the date of initial recognition of the financial instrument in accordance with K-IFRS 1109 and provides a reasonable and supportive measure that can be used without undue cost or effort in comparison with the credit risk of the initial application date (January 1, 2018) We used information that could be used to assess the impairment of the Bank’s financial assets, lending arrangements and financial guarantees at the date of initial application. As of January 1, 2018, the evaluation results are as follows (Unit: Korean Won in millions):

Account subject	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Allowance for credit losses per K-IFRS 1039(A)	Allowance for credit losses per K-IFRS 1109 (B)	Increases (B-A)
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	2,080	2,464	384
Debt securities
Available-for-sale debt instruments	Available-for-sale financial assets	Financial assets at FVTOCI	—	3,778	3,778
Maturity debt instruments	Held-to-maturity financial assets	Securities at amortized cost	—	4,996	4,996
Loans and other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	1,558,910	1,728,959	170,049
Financial guarantee			185,557	194,997	9,440
Loan agreement			36,031	55,373	19,342

Total			1,782,578	1,990,567	207,989

c) Classification and measurement of financial liabilities

One of the major changes related to the classification and measurement of financial liabilities as a result of the adoption of K-IFRS 1109 is the change in the fair value of financial liabilities measured at fair value through profit or loss. The Bank recognizes the effect of changes in the credit risk of financial liabilities designated as fair value measurement in other comprehensive income, except for cases where it causes or disproves accounting misstatement of the profit or loss. Changes in the financial liabilities’ credit risk are recognized in other comprehensive income. Changes in fair value due to credit risk of financial liabilities are not subsequently reclassified to profit or loss, but are replaced with retained earnings when financial liabilities are eliminated.

In accordance with K-IFRS 1039, the entire of changes in fair value of financial liabilities designated as at FVTPL are recognized in profit or loss. As of March 31, 2018, the Bank designated 251,796 million Korean won of FVTOCI out of 276,287,385 million of financial liabilities, and recognized 133 million Korean won as other comprehensive loss in relation to the credit risk of financial liabilities.

d) Hedge accounting

The new hedge accounting model maintains three types of hedge accounting. However, it is introduced more flexibility in the types of transactions that are eligible for hedge accounting and is expanded the types of hedging instruments and non-financial hedge items that qualify for hedge accounting. As a whole, it has been amended and replaced by the principle of “economic relationship” between the hedged item and the hedging instrument. Retrospective assessment of the hedging effectiveness is no longer required. Additional disclosure requirements have been introduced in relation to the Bank’s risk management activities.

In accordance with the transitional provisions of K-IFRS 1109 on hedge accounting, the Bank adopted the hedge accounting provisions of K-IFRS 1109 prospectively from January 1, 2018. As of the date of initial application, the Bank has considered that the hedging relationship in the Bank in accordance with K-IFRS 1039 is appropriate for hedge accounting under K-IFRS 1109. The hedging relationship between the hedging instrument and the hedged item is consistent, therefore, all hedging relationships are consistent with the effectiveness assessment requirements of K-IFRS 1109. The Group has not designated a hedging relationship in accordance with K-IFRS 1109 as a hedging relationship in which the hedge relationship would not have met the requirements for hedge accounting under K-IFRS 1039.

The Bank continues to designate fair value changes in interest rate swaps as a hedging instrument in the fair value hedge relationship.

e) Effect on equity as a result of adoption of K-IFRS 1109

The effect on equity due to the adoption of K-IFRS 1109 as of January 1, 2018 is as follows (Unit: Korean Won in millions):

•	Other comprehensive income

Effect of K-IFRS 1109
Beginning balance (prior to K-IFRS 1109)	106,989
Reclassification	(393,473)
Reclassification of available-for-sale financial assets to financial assets at FVTPL	(148,857)
Recognition of expected credit losses of debt securities at FVTOCI	3,778
Reversal of impairment losses of equity securities recognized due to reclassification of equity securities at FVTOCI to financial assets at FVTPL	(397,508)
Effect on credit risk of financial liabilities	(133)
Income tax effect	149,247

Ending balance(based on K-IFRS 1109)	(286,484)

•	Retained earnings impact

Effect of K-IFRS 1109
Beginning balance year (prior to K-IFRS 1109)	13,260,559
Reclassification	246,464
Reclassification of available-for-sale financial assets to financial assets at FVTPL	148,857
Recognition of expected credit losses of debt instruments at FVTOCI	(3,778)
Reversal of impairment losses of equity securities recognized due to reclassification of equity securities at FVTOCI to financial assets at FVTPL	397,508
Effect on revaluation of financial assets at amortized cost from loan and receivables or AFS financial assets	282
Recognition of expected credit losses of financial assets at amortized cost which previously loan and receivables	(175,429)
Effect of payment guarantees / unused commitments on liabilities	(28,782)
Effect on credit risk of financial liabilities	133
Others	398
Income tax effect	(92,725)
Ending balance(based on K-IFRS 1109)	13,507,023

•	Amendments to K-IFRS 1115 – Revenue from contracts with customers (enacted)

The Bank adopted K-IFRS 1115 for the first time and applied the retrospective application of the cumulative effect of the first application of K-IFRS 1115 as of January 1, 2018. In addition, the Standard has been retrospectively applied only to contracts that are not completed on the date of initial application, and all contractual changes made prior to the first application date are not rewritten.

•	Amendments to K-IFRS 1102 – Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following; i) In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments ii) Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e. the share-based payment arrangement has a ‘net settlement feature’, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature, iii) A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows; a) the original liability is derecognized; b) the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and c) any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

•	Amendments to K-IFRS 1040 – Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets, the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that the situations listed IAS 40 are not exhaustive and that a change in use is possible for properties under construction (i.e. a change in use in not limited to completed properties).

•	Amendments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

K-IFRS 2122 addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income, when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non- monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

Other than the application of K-IFRS 1109 Financial Instruments, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Bank’s separate financial statements.

•	Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at FVTPL, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate.

There are no significant impacts on financial statements due to newly adopted the following amendment to K-IFRS expect of K-IFRS 1109.

2)	The Bank has not applied the following K-IFRSs that have been issued but are not yet effective:

•	K-IFRS 1116—Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accountings treatments for both lessors and lessees. IFRS 16 will supersede the current lease guidance including K-IFRS 1017 Leases and the related interpretations from the financial year beginning on or after January 1, 2019.

K-IFRS 1116 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under K-IFRS 1017 are presented as operating cash flows; whereas under the K-IFRS 1116 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, K-IFRS 1116 substantially carries forward the lessor accounting requirements in K-IFRS 1017, and continues to require a lessor to classify a lease either as an operating lease or a finance lease.

According to the preliminary assessment of the Bank, the lease agreements entered into by the Bank at the end of the quarter are expected to meet the definition of lease under the Standard, and accordingly, if the Bank adopts the Standard, it applies to all leases except short--term leases and leases of low value assets, we will recognize the licensed assets and liabilities accordingly. The Bank is analyzing the potential impact of these standards.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Bank’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Bank’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the separate financial statements for the year ended December 31, 2017.

4.	RISK MANAGEMENT

The Bank’s operating activity is exposed to various financial risks; hence, the Bank is required to analyze and assess the level of complex risks, determine the level of risks to be accepted or to manage the risks.

The Bank’s risk management procedure is set for improvement in the quality of assets held and investments by making a decision about how to avoid or mitigate risks through the identification of the cause of the potential risks and their impacts.

The Bank takes approaches to minimize risks and maximize profits by managing risks acceptable to the Bank and eliminating excessive risks of financial instruments. For these approaches, the following procedures are performed: risk recognition, measurement and assessment, control, and monitoring and reporting.

The risk is managed by the risk management department based on the Bank’s risk management policy. The Risk Management Committee of the Bank makes the decision on the risk management strategy such as the allocation of risk capital and establishment of acceptable level of risks.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the credit risk exposure to a permissible degree and to optimize the rate of return considering such credit risk.

1) Credit risk management

The Bank considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Bank uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Bank utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Bank establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Bank mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Bank has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Bank regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean won in millions):

		March 31, 2018	December 31, 2017
Loans and other financial assets at amortized cost	Korean treasury and government agencies	21,256,999	—
	Banks	20,271,512	—
	Corporates	82,510,120	—
	Consumers	133,888,296	—

	Subtotal	257,926,927	—

Loans and receivables	Korean treasury and government agencies	—	8,792,977
	Banks	—	25,053,476
	Corporates	—	83,568,058
	Consumers	—	131,396,113

	Subtotal	—	248,810,624

Financial assets at FVTPL (K-IFRS 1109)	Loans	55,651	—
	Gold banking assets	25,311	—
	Debt securities at Fair Value Through Profit or Loss	408,917	—
	Derivative assets	2,602,985	—

	Subtotal	3,092,864	—

Financial assets at FVTPL (K-IFRS 1039)	Gold banking assets	—	25,972
	Debt securities held for trading	—	1,008,827
	Derivative assets	—	3,098,769

	Subtotal	—	4,133,568

Financial Assets at FVTOCI	Debt securities at FVTOCI	11,753,781	—
AFS financial assets	AFS debt securities	—	12,247,622
Securities at amortized cost	Debt securities at amortized cost	16,716,803	—
HTM financial assets	HTM debt securities	—	16,638,727
Derivative assets	Derivative assets (hedging)	39,272	59,272
Off-balance accounts	Guarantees	13,267,208	13,589,728
	Loan commitments	65,320,236	50,214,855

	Subtotal	78,587,444	63,804,583

	total	368,117,091	345,694,396

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean won in millions):

	March 31, 2018
	Korea	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	249,372,284	2,084,694	1,118,226	396,237	4,955,486	257,926,927
Securities at amortized cost	16,684,662	—	—	—	32,141	16,716,803
Financial Assets at FVTPL	2,928,361	—	90,941	—	73,562	3,092,864
Financial Assets at FVTOCI	11,433,233	—	—	—	320,548	11,753,781
Derivative assets	13,269	—	26,003	—	—	39,272
Off-balance accounts	77,693,647	118,894	63,204	28,979	682,720	78,587,444

Total	358,125,456	2,203,588	1,298,374	425,216	6,064,457	368,117,091

	December 31, 2017
	Korea	USA	UK	Japan	Others (*)	Total
Loans and receivables	240,912,334	1,209,094	1,094,988	381,889	5,212,319	248,810,624
Financial assets at FVTPL	3,892,601	—	148,955	—	92,012	4,133,568
AFS debt securities	11,972,446	—	—	—	275,176	12,247,622
HTM securities	16,606,692	—	—	—	32,035	16,638,727
Derivative assets	16,590	—	42,682	—	—	59,272
Off-balance accounts	62,856,918	121,784	66,974	25,039	733,868	63,804,583

Total	336,257,581	1,330,878	1,353,599	406,928	6,345,410	345,694,396

(*)	Others consist of financial assets in Vietnam, Panama and European countries and others.

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean won in millions):

	March 31, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	46,493,721	32,683,298	42,879,898	3,038,713	127,553,545	5,277,752	257,926,927
Securities at amortized cost	1,142,619	—	10,997,285	274,348	—	4,302,551	16,716,803
Financial Assets at FVTPL	90,303	64,842	2,719,667	45,956	1,523	170,573	3,092,864
Financial Assets at FVTOCI	575,206	—	6,728,093	121,347	—	4,329,135	11,753,781
Derivative assets	—	—	39,272	—	—	—	39,272
Off-balance accounts	15,781,215	22,413,174	8,671,906	3,418,974	22,088,202	6,213,973	78,587,444

Total	64,083,064	55,161,314	72,036,121	6,899,338	149,643,270	20,293,984	368,117,091

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	45,975,768	33,037,933	36,003,892	2,893,323	125,159,751	5,739,957	248,810,624
Financial assets at FVTPL	96,795	76,373	3,737,672	10,054	1,040	211,634	4,133,568
AFS debt securities	682,706	—	7,055,546	133,572	—	4,375,798	12,247,622
HTM securities	1,348,754	—	10,944,611	296,214	—	4,049,148	16,638,727
Derivative assets	—	—	59,272	—	—	—	59,272
Off-balance accounts	14,510,922	22,363,457	8,759,366	3,614,758	10,057,400	4,498,680	63,804,583

Total	62,614,945	55,477,763	66,560,359	6,947,921	135,218,191	18,875,217	345,694,396

c) Maximum exposure to credit risk

The allowance to be recognized under K-IFRS 1109 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below.

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses:	Expected lifetime credit losses:
	Expected credit losses due to possible defaults on financial instruments within a 12-month period from the year-end.	Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at year-end.

The Bank has estimated the allowance for credit losses based on historical experience losses with taken account of forward -looking information.

The probability of default and loss at given default per financial assets considering account of type of borrowers, credit rate grade, portfolio are used in estimation of allowance for expected credit losses and those factors are reviewed periodically to reduce the difference of expected losses and actual losses.

The banks also measure expected credit losses by using supportive and reasonable macroeconomic indicators, such as economic growth rates, interest rates, and composite stock indexes. The methods for the estimation of forward- looking are also regularly reviewed.

At the end of each reporting period, the Bank assesses whether there is a significant increase in credit risk at the end of the reporting period compared to its initial recognition. The Bank uses credit ratings, asset soundness, early warning systems, and delinquency days to determine whether the credit risk has significantly increased.

The financial assets are impaired if the following conditions are met;

•	The principal and interest of the loan has been overdue for more than 90 days due to the serious deterioration of the credit condition

•	It is deemed that the borrowers will not pay any portion of the debts without actions of recourse such as the disposition of the collateral is not taken

•	Objective evidence of impairment of financial assets are identified

a)	Financial assets

The maximum exposure to credit risk is as follows (Unit: Korean won in millions):

	March 31, 2018
	Stage 1		Stage 2		Stage 3	Total	Allowance for loan losses	Total, net	Mortgage value of damaged property
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	231,217,811	16,957,538	5,358,953	4,285,029	1,835,622	259,654,953	(1,728,026)	257,926,927	785,088
Korean treasury and government agencies	21,261,975	—	—	—	—	21,261,975	(4,976)	21,256,999	—
Banks	19,966,855	—	321,774	—	—	20,288,629	(17,117)	20,271,512	—
Corporates	64,894,052	14,462,436	582,960	2,473,254	1,472,545	83,885,247	(1,375,127)	82,510,120	563,899
General business	38,475,328	4,836,592	546,582	956,629	1,228,446	46,043,577	(1,024,524)	45,019,053	434,107
Small- and medium-sized enterprise	22,849,943	8,927,123	36,378	1,291,066	226,723	33,331,233	(314,105)	33,017,128	129,792
Project financing and others	3,568,781	698,721	—	225,559	17,376	4,510,437	(36,498)	4,473,939	—
Consumers	125,094,929	2,495,102	4,454,219	1,811,775	363,077	134,219,102	(330,806)	133,888,296	221,189
Securities at amortized cost	16,671,809	49,958	—	—	—	16,721,767	(4,964)	16,716,803	—
Financial Assets at FVTOCI (*3)	9,979,869	1,773,912	—	—	—	11,753,781	(3,591)	11,753,781	—

Total	257,869,489	18,781,408	5,358,953	4,285,029	1,835,622	288,130,501	(1,736,581)	286,397,511	785,088

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Other Financial assets at FVTOCI has not been disclosed after deducting provisions because the carrying amount does not decrease.

•	Loans and receivables

	December 31, 2017
	Korean treasury and government agencies	Banks	Corporates
			General business	Small- and medium-sized enterprise	Project financing and others	Subtotal	Consumers	Total
Loans neither overdue nor impaired	8,795,163	25,068,417	45,242,266	33,229,188	4,722,748	83,194,202	130,563,920	247,621,702
Loans overdue but not impaired	—	—	5,954	63,067	—	69,021	728,057	797,078
Impaired loans	—	—	1,354,096	241,776	17,665	1,613,537	339,297	1,952,834

Total	8,795,163	25,068,417	46,602,316	33,534,031	4,740,413	84,876,760	131,631,274	250,371,614

Allowance for loan losses	2,186	14,941	1,019,687	262,628	26,387	1,308,702	235,161	1,560,990

Total, net	8,792,977	25,053,476	45,582,629	33,271,403	4,714,026	83,568,058	131,396,113	248,810,624

•	Debt securities

The Bank manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution(ECAI)’s rating is as follows (Unit: Korean won in millions):

	December 31, 2017
	Financial assets at FVTPL	AFS securities	HTM securities	Total
AAA	1,008,827	9,836,599	15,806,327	26,651,753
AA- – AA+	—	2,189,269	832,400	3,021,669
BBB- – A+	—	221,754	—	221,754

Total	1,008,827	12,247,622	16,638,727	29,895,176

b)	Guarantees and Loan commitments

Guarantees and Loan commitments are as follows (Unit: Korean won in millions):

	March 31, 2018
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts
Guarantees	12,073,272	834,580	6,747	122,059	230,550	13,267,208
Loan commitments	61,102,518	2,713,489	1,270,508	233,721	—	65,320,236

Total	73,175,790	3,548,069	1,277,255	355,780	230,550	78,587,444

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4) Collateral and other credit enhancements

There have been no significant changes in the value of collateral or other credit enhancements held by the Bank during the current quarter or changes in collateral or other credit enhancements due to changes in the collateral policy of the Bank. As of March 31, 2018, there are no financial assets that do not recognize the allowance for losses due to collateral.

d)	Market risk

Market risk is the possible risk of loss arising from trading and non-trading activities in the volatility of market factors such as interest rates, stock prices, and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1) Market risk management

For trading activities and non-trading activities, the Bank avoids, bears or mitigates risks by identifying the underlying source of risks, measuring parameters and evaluating their appropriateness.

The Bank uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure.

The Bank measures Value at Risk (“VaR,” maximum losses) with Historical Simulation Method based on 99% confidence level and 10-day holding period of positions, and calculates the required market risk capital using the internal model, which has been approved by Financial Supervisory Service in Korea. For the internal management purpose, VaR is measured based on 99% confidence level and one-day holding period of positions and the limit management is performed on a daily basis. The validation of the model is assessed through the performance of back testing, which is to compare the actual gain or loss to the VaR measurements on a daily basis.

In addition, for crisis management, the Bank performs stress testing on a monthly basis, which is to measure the expected loss amount in case of extreme situation, such as IMF bailout in 1997 or global financial crisis in 2008.

At the beginning of each year, the Risk Management Committee establishes the VaR limit, loss limit and risk capital limit for its management purposes. Limit by investment desk/dealer is independently managed to the extent of the limit given to each department of the Bank and the limit by investment and loss cut is managed by risk management personnel within the department.

2)	Sensitivity analysis of market risk

The Bank performs sensitivity analysis, both for trading and for non-trading activities.

For trading activities, the Bank uses a VaR model, which uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a 1% possibility that the actual loss might exceed the predicted loss generated from the VaR’s calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR’s calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, the interest rate risk is managed and measured based on the analysis of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”) by the scenarios. NII is a profit-based indicator for displaying the profit changes in the short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in an economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

a)	Trading activities

The minimum, maximum and average VaR for the period ended March 31, 2018 and for the year ended December 31, 2017, respectively, and the VaR as of March 31, 2018 and December 31, 2017, respectively, are as follows (Unit: Korean won in millions):

	As of March 31, 2018	For the period ended March 31, 2018			As of December 31, 2017	For the year ended December 31, 2017
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,406	3,723	4,992	2,053	4,183	3,799	4,918	2,467
Stock price	2,380	2,602	4,618	1,138	909	2,863	4,419	909
Foreign currencies	5,569	5,081	6,136	4,284	4,750	5,051	6,636	4,061
Commodity	1	—	2	—	—	31	188	—
Diversification	(4,916)	(4,657)	(7,134)	(2,661)	(4,472)	(4,621)	(6,798)	(2,067)

Total VaR(*)	5,440	6,749	8,614	4,814	5,370	7,123	9,363	5,370

*	VaR : Value at Risk

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean won in millions):

	March 31, 2018		December 31, 2017
Name of scenario	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,414,255	23,578,133	4,936,457	23,487,317
Base case (Prepay)	4,402,811	23,234,771	4,936,334	23,178,467
IR 100bp up	4,975,402	23,524,790	5,394,161	22,900,740
IR 100bp down	3,932,727	23,667,980	4,401,735	24,141,984
IR 200bp up	5,973,426	23,497,968	5,851,632	22,386,912
IR 200bp down	3,528,388	23,809,337	3,462,869	24,844,803
IR 300bp up	6,868,060	23,490,808	6,309,102	21,943,972
IR 300bp down	3,379,440	24,025,635	2,259,870	26,648,024

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The Bank estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest) from non-trading, interest-bearing assets and liabilities, presented by each repricing date, are as follows (Unit: Korean won in millions):

	March 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	139,608,740	38,339,404	5,796,275	8,397,643	43,467,802	4,401,857	240,011,721
Financial assets at FVTOCI	3,020,555	2,084,558	2,341,514	1,728,973	2,611,244	151,558	11,938,402
Securities at amortized cost	2,771,509	1,729,074	1,660,492	1,609,493	9,157,531	312,824	17,240,923

Total	145,400,804	42,153,036	9,798,281	11,736,109	55,236,577	4,866,239	269,191,046

Liability:
Deposits due to customers	100,090,578	34,817,115	36,250,554	20,320,248	36,653,777	7,581	228,139,853
Borrowings	7,345,051	1,097,314	579,803	692,354	2,626,742	522,394	12,863,658
Debentures	2,005,586	668,145	1,540,605	1,768,328	13,690,958	2,786,842	22,460,464

Total	109,441,215	36,582,574	38,370,962	22,780,930	52,971,477	3,316,817	263,463,975

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	148,513,919	39,972,641	6,935,597	5,672,432	50,858,179	25,688,896	277,641,664
AFS financial assets	1,689,689	2,462,484	1,996,401	2,333,618	4,161,439	574,540	13,218,171
HTM financial assets	2,268,640	2,161,467	1,433,425	1,687,362	9,309,427	312,507	17,172,828

Total	152,472,248	44,596,592	10,365,423	9,693,412	64,329,045	26,575,943	308,032,663

Liability:
Deposits due to customers	102,414,072	36,883,763	24,653,930	25,028,280	36,699,604	6,133	225,685,782
Borrowings	8,998,265	874,830	412,966	405,352	2,649,142	479,399	13,819,954
Debentures	1,571,159	2,069,377	677,903	1,520,299	14,614,175	2,843,679	23,296,592

Total	112,983,496	39,827,970	25,744,799	26,953,931	53,962,921	3,329,211	262,802,328

3)	Currency risk

Currency risk occurs from the financial instrument denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, and EUR in millions and Korean won in millions):

		March 31, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Korean won equivalent	Korean won equivalent
Asset	Loans and other financial assets at amortized cost	20,698	22,074,332	133,538	1,337,334	1,060	179,879	1,460	1,915,710	2,305,946	27,813,201
	Financial assets at FVTPL	70	74,662	92	925	—	—	38	49,535	94,804	219,926
	Financial assets at FVTOCI	1,768	1,885,105	—	—	—	—	—	—	90,987	1,976,092
	Securities at amortized cost	51	53,929	—	—	—	—	—	—	32,149	86,078

	Total	22,587	24,088,028	133,630	1,338,259	1,060	179,879	1,498	1,965,245	2,523,886	30,095,297

Liability	Financial liabilities at FVTPL	55	58,706	414	4,150	—	—	37	48,241	110,503	221,600
	Deposits due to customer	10,596	11,300,878	149,058	1,492,754	1,132	192,108	1,079	1,415,421	1,208,894	15,610,055
	Borrowings	5,437	5,798,500	1,663	16,657	31	5,241	172	225,475	78,461	6,124,334
	Debentures	3,222	3,436,683	—	—	—	—	—	—	102,390	3,539,073
	Other financial liabilities	3,637	3,879,042	27,698	277,389	4,734	803,324	122	160,593	546,289	5,666,637

	Total	22,947	24,473,809	178,833	1,790,950	5,897	1,000,673	1,410	1,849,730	2,046,537	31,161,699

	Off-balance accounts	6,974	7,438,131	34,481	345,311	888	150,618	421	551,991	446,674	8,932,725

		December 31, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Foreign currency	Korean won equivalent	Korean won equivalent	Korean won equivalent
Asset	Loans and receivables	19,534	20,928,891	124,167	1,178,480	1,050	171,802	1,143	1,461,960	1,978,164	25,719,297
	Financial assets at FVTPL	29	31,360	25	238	—	—	27	34,583	104,892	171,073
	AFS financial assets	1,712	1,833,836	—	—	—	—	—	590	77,118	1,911,544
	HTM financial assets	51	54,439	—	—	—	—	—	—	32,035	86,474

	Total	21,326	22,848,526	124,192	1,178,718	1,050	171,802	1,170	1,497,133	2,192,209	27,888,388

Liability	Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
	Deposits due to customer	11,303	12,110,340	195,154	1,852,228	1,520	248,808	882	1,127,917	924,008	16,263,301
	Borrowings	6,480	6,942,814	2,218	21,056	14	2,245	247	315,669	107,344	7,389,128
	Debentures	2,967	3,178,711	—	—	700	114,555	—	—	196,620	3,489,886
	Other financial liabilities	2,067	2,214,467	13,411	127,289	2,010	328,902	128	164,357	368,502	3,203,517

	Total	22,858	24,489,755	210,862	2,001,325	4,244	694,510	1,276	1,632,821	1,666,451	30,484,862

	Off-balance accounts	7,346	7,870,923	33,601	318,911	885	144,817	406	518,854	371,670	9,225,175

e)	Liquidity risk

Liquidity risk refers to the risk that the Bank may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortage as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivative instruments are excluded from those financial liabilities as they reflect expected cash flows for a predetermined period.

Assets and liabilities are grouped by account under Asset Liability Management in accordance with the characteristics of the account. The Bank manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e., based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean won in millions):

	March 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
Financial liabilities at FVTPL	322,854	—	—	—	—	—	322,854
Deposits due to customers	141,720,483	26,445,693	29,644,506	24,880,433	5,980,589	585,063	229,256,767
Borrowings	3,698,041	2,337,886	1,297,116	1,449,185	3,619,308	522,268	12,923,804
Debentures	2,005,586	668,145	1,540,605	1,768,328	13,690,958	2,786,842	22,460,464
Other financial liabilities	15,701,106	—	—	—	—	1,934,996	17,636,102

Total	163,448,070	29,451,724	32,482,227	28,097,946	23,290,855	5,829,169	282,599,991

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	143,085,964	28,776,407	17,749,883	29,951,466	6,723,926	644,187	226,931,833
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	156,686,853	32,700,943	19,916,785	32,595,704	25,137,649	6,671,136	273,709,070

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean won in millions):

	March 31, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
Financial liabilities at FVTPL	322,854	—	—	—	—	—	322,854
Deposits due to customers	151,606,381	29,523,105	26,184,622	17,070,295	4,346,901	88,493	228,819,797
Borrowings	3,698,041	2,337,886	1,297,116	1,449,185	3,619,308	522,268	12,923,804
Debentures	2,005,586	668,145	1,540,605	1,768,328	13,690,958	2,786,842	22,460,464
Other financial liabilities	15,701,106	—	—	—	—	1,934,996	17,636,102

Total	173,333,968	32,529,136	29,022,343	20,287,808	21,657,167	5,332,599	282,163,021

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
Financial liabilities at FVTPL	160,057	154,475	—	—	—	—	314,532
Deposits due to customers	154,216,425	30,515,457	16,246,338	19,479,809	5,913,949	183,986	226,555,964
Borrowings	5,339,315	1,700,358	1,488,848	1,132,055	3,799,707	479,140	13,939,423
Debentures	1,570,513	2,069,703	678,054	1,512,183	14,614,016	2,843,612	23,288,081
Other financial liabilities	6,531,004	—	—	—	—	2,704,197	9,235,201

Total	167,817,314	34,439,993	18,413,240	22,124,047	24,327,672	6,210,935	273,333,201

3)	Maturity analysis of derivative financial liabilities is as follows (Unit: Korean won in millions):

Derivatives held for trading purposes are not managed in accordance with their contractual maturity since the Bank holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3 months” in the table below.

The cash flow by the maturity of derivative financial liabilities as of March 31, 2018 and December 31, 2017, is as follows:

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	More than 5 years	Total
March 31, 2018	2,671,071	—	—	—	28,256	—	2,699,327
December 31, 2017	3,139,218	—	—	381	11,722	—	3,151,321

4)	Maturity analysis of off-balance accounts

The Bank provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Bank should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Bank agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may persist or may be unconditionally cancelable, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Bank in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments and other guarantees; however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Guarantees	13,267,208	13,589,728
Loan commitments	65,320,236	50,214,855

f)	Operational risk

The Bank defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Bank has been running the operational risk management system under Basel II. The Bank developed advanced measurement approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system is approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify the required capital for operational risk, the Bank applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Bank adopted the Basic Indicator Approach.

g)	Capital management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank of International Settlements in 2010 and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the separate financial statements of the Bank.

The Bank is required to maintain a minimum common equity Tier 1 ratio of at least 7.13% and 6.25%, a minimum Tier 1 ratio of 8.03% and 7.75% and a minimum total regulatory capital of 10.63% and 9.75% as of March 31, 2018 and December 31, 2017.

Details of the Bank’s capital adequacy ratio as of March 31, 2018 and December 31, 2017, and are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Tier 1 capital	16,593,321	16,074,987
Other Tier 1 capital	2,847,206	3,041,664
Tier 2 capital	3,167,074	3,486,555

Total risk-adjusted capital	22,607,601	22,603,206

Risk-weighted assets for credit risk	137,670,034	134,767,711
Risk-weighted assets for market risk	2,387,231	2,316,938
Risk-weighted assets for operational risk	9,801,519	9,677,559

Total risk-weighted assets	149,858,784	146,762,208

Common Equity Tier 1 ratio	11.07%	10.95%

Tier 1 capital ratio	12.97%	13.03%

Total capital ratio	15.09%	15.40%

5. OPERATING SEGMENTS

In evaluating the results of the Bank and allocating resources, the Bank’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly audited by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Bank’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided:

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, Equity & fund investment-related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment securities and derivatives business, etc.

•	Headquarters and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean won in millions):

	For period ended March 31, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Subtotal	Adjustments	Total
Net interest income
Interest income	835,505	800,441	36,333	3,655	207,974	1,883,908	80,876	1,964,784
Interest expense	(244,864)	(474,932)	(48)	—	(166,134)	(885,978)	67,746	(818,232)
Intersegment	(124,652)	180,400	(37,451)	4,888	(23,185)	—	—	—

	465,989	505,909	(1,166)	8,543	18,655	997,930	148,622	1,146,552

Net non-interest income
Non-interest income	249,394	251,806	74,975	1,529,763	338,825	2,444,763	(2,577)	2,442,186
Non-interest expense	(103,151)	(125,384)	(14,269)	(1,513,743)	(274,065)	(2,030,612)	(148,649)	(2,179,261)
Intersegment	41,662	17,617	—	—	(59,279)	—	—

	187,905	144,039	60,706	16,020	5,481	414,151	(151,226)	262,925

Other expense
General and administrative expense	(396,035)	(186,879)	(2,266)	(3,688)	(41,876)	(630,744)	—	(630,744)
Impairment losses due to credit loss and others	(34,272)	(33,644)	—	—	11,654	(56,262)	2,604	(53,658)

	(430,307)	(220,523)	(2,266)	(3,688)	(30,222)	(687,006)	2,604	(684,402)

Operating income (expense)	223,587	429,425	57,274	20,875	(6,086)	725,075	—	725,075
Non-operating income (expense)	(8,914)	129	6,344	—	14,088	11,647	—	11,647

Net income before income tax expense	214,673	429,554	63,618	20,875	8,002	736,722	—	736,722
Income tax expense	(51,951)	(92,188)	(15,395)	(5,051)	(26,150)	(190,735)	—	(190,735)

Net income	162,722	337,366	48,223	15,824	(18,148)	545,987	—	545,987

	For period ended March 31, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Headquarters and others	Subtotal	Adjustments	Total
Net interest income
Interest income	760,510	724,847	37,261	4,478	180,104	1,707,200	80,804	1,788,004
Interest expense	(241,214)	(408,390)	(64)	—	(147,907)	(797,575)	63,055	(734,520)
Intersegment	(116,040)	114,322	(33,970)	4,520	31,168	—	—	—

	403,256	430,779	3,227	8,998	63,365	909,625	143,859	1,053,484

Non-interest income
Non-interest income	202,994	162,875	139,252	4,891,977	240,555	5,637,653	64,829	5,702,482
Non-interest expense	(58,041)	(47,565)	(85,355)	(4,877,664)	(214,744)	(5,283,369)	(180,493)	(5,463,862)
Intersegment	24,836	14,700	—	—	(39,536)	—	—	—

	169,789	130,010	53,897	14,313	(13,725)	354,284	(115,664)	238,620

Other expense
Administrative expense	(429,830)	(195,141)	(3,306)	(4,471)	(25,941)	(658,689)	—	(658,689)
Reversal of allowance for credit loss and impairment losses due to credit loss	(20,704)	717	18,107	27,651	151,875	177,646	(28,195)	149,451

	(450,534)	(194,424)	14,801	23,180	125,934	(481,043)	(28,195)	(509,238)

Operating income (expense)	122,511	366,365	71,925	46,491	175,574	782,866	—	782,866
Non-operating income (loss)	2,085	(1,018)	13,813	—	(19,357)	(4,477)	—	(4,477)

Net income before income tax expense	124,596	365,347	85,738	46,491	156,217	778,389	—	778,389
Income tax expense	(30,152)	(84,092)	(20,749)	(11,251)	(30,242)	(176,486)	—	(176,486)

Net income	94,444	281,255	64,989	35,240	125,975	601,903	—	601,903

(2)	Information on financial products and services

The products of the Bank are classified as interest-bearing products such as loans, deposits and debt securities and non-interest-bearing products such as loan commitment, credit commitment, equity securities and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Bank’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the period ended March 31, 2018 and 2017, amounted to 4,213,477 million won and 7,386,234 million won, respectively, and revenue from the foreign customers amounted to 193,493 million won and 104,252 million won, respectively. Of the Bank’s non-current assets (investments in subsidiaries and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of March 31, 2018 and December 31, 2017, are 7,188,304 million won and 7,168,942 million won, respectively, and foreign subsidiaries are 7,929 million won and 8,003 million won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Cash	1,928,148	1,970,810
Foreign currencies	731,071	578,281
Demand deposits	2,104,589	2,407,731
Fixed deposits	267,528	372,138

Total	5,031,336	5,328,960

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Changes in other comprehensive loss due to remeasurement of financial assets at FVTOCI	31,839	—
Changes in other comprehensive income due to valuation of AFS financial assets	—	22,215
Changes in other comprehensive income of foreign currency translation of foreign operations	(1,439)	(21,274)
Changes in other comprehensive loss due to remeasurement of defined benefit liabilities	(52,881)	(25,512)
Changes in investments in subsidiaries and associates due to equity swap	—	49,599
Changes in unpaid dividends to common stocks	336,636	269,308
Changes in accrued dividends of hybrid equity securities	7,678	15,853

7.	FINANCIAL ASSETS AT FVTPL

Details of Financial assets at FVTPL and financial assets held for trading are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Deposits:
Gold banking assets	25,311	25,972
Securities:
Debt securities
Korean treasury and government agencies	149,916	191,383
Financial institutions	259,001	817,444
Equity securities	293,106	156
Capital contributions	278,494	—
Beneficiary certificates	1,749,581	—

Subtotal	2,730,098	1,008,983

Loans	55,651	—
Derivative assets	2,602,985	3,098,769

Total	5,414,045	4,133,724

There are no financial assets designated as at FVTPL as of March 31, 2018 and 2017.

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of March 31, 2018 and AFS financial assets as of December 31, 2017 are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Debt securities:
Korean treasury and government agencies	2,182,642	2,305,954
Financial institutions	5,173,150	5,217,267
Corporates	2,331,551	2,658,032
Bond denominated in foreign currencies	1,976,092	1,896,114

Subtotal	11,663,435	12,077,367

Equity securities	735,629	1,216,809
Beneficiary certificates	—	722,272
Securities loaned	90,346	170,256

Total	12,489,410	14,186,704

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean won in millions):

March 31, 2018
Purpose of acquisition	Fair value
Investment policy	566,380
Debt-equity swap	169,249

Total	735,629

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean won in millions):

1)	Allowance for credit losses

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,778)	—	—	(3,778)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	184	—	—	184
Others (*)	3	—	—	3

Ending balance	(3,591)	—	—	(3,591)

(*)	Others consist of foreign currencies translation and etc.

2)	Gross carrying amount

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,247,623	—	—	12,247,623
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	958,279	—	—	958,279
Disposal	(1,443,783)	—	—	(1,443,783)
Gain (loss) on valuation	3,945	—	—	3,945
Amortization on the effective interest method	(4,826)	—	—	(4,826)
Others (*)	(7,457)	—	—	(7,457)

Ending balance	11,753,781	—	—	11,753,781

(*) Others consist of foreign currencies translation and etc.

(4)	The Bank disposed equity securities designated as financial assets at FVTOCI in accordance with the resolution of disposal from the creditors’ council during the three months ended March 31, 2018. The fair value and accumulative loss on valuation of that equity securities at disposal date are 1,461 million won and 1,974 million won, respectively.

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of March 31, 2018 and HTM financial assets as of December 31, 2017 are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Korean treasury and government agencies	4,249,324	3,994,857
Financial institutions	7,325,328	7,245,426
Corporates	5,061,036	5,311,970
Bond denominated in foreign currencies	86,078	86,474
Loss allowance for credit losses	(4,963)	—

Total	16,716,803	16,638,727

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean won in millions):

1)	Allowance for credit losses

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,996)	—	—	(4,996)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	10	—	—	10
Disposal	23	—	—	23

Ending balance	(4,963)	—	—	(4,963)

2)	Gross carrying amount

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,638,727	—	—	16,638,727
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,234,452	—	—	2,234,452
Disposal / Redemption	(2,148,109)	—	—	(2,148,109)
Amortization on the effective interest method	(2,907)	—	—	(2,907)
Others (*)	(397)	—	—	(397)

Ending balance	16,721,766	—	—	16,721,766

(*)	Others consist of foreign currencies translation and etc.

10	LOAN AND OTHER FINANCIAL ASSETS AT AMORTIZED COST, AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of March 31, 2018 and loans and receivables as of December 31, 2017 are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Due from banks	19,080,292	7,392,805
Loans	227,469,268	235,237,937
Other receivables	11,377,367	6,179,882

Total	257,926,927	248,810,624

(2)	Details of due from banks are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	17,531,004	6,246,496
Others	45,120	79,394
Allowance for credit losses	(4,140)	(1,541)

Subtotal	17,571,984	6,324,349

Due from banks in foreign currencies:
Due from banks on demand	902,626	660,582
Due from banks on time	65,889	65,052
Others	540,990	343,361
Allowances for credit losses	(1,197)	(539)

Subtotal	1,508,308	1,068,456

Total	19,080,292	7,392,805

(3)	Details of restricted due from banks are as follows (Unit: Korean won in millions):

	Counterparty	March 31, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	17,531,004	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	45,120	Central counterparty KRW margin and others

Subtotal		17,576,124

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	901,272	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	540,990	Deposits for foreign futures and options trading and others

Subtotal		1,442,262

Total		19,018,386

	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	6,246,496	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	79,394	Central counterparty KRW margin and others

Subtotal		6,325,890

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	654,718	Reserve deposits under the BOK Act and others
Others	Korea Investment & Securities Co., Ltd. and others	72,700	Deposits for foreign futures and options trading and others

Subtotal		727,418

Total		7,053,308

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean won in millions):

1)	Loss Allowance for credit losses

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(2,464)	—	—	(2,464)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(2,873)	—	—	(2,873)

Ending balance	(5,337)	—	—	(5,337)

2)	Gross carrying amount

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	7,394,885	—	—	7,394,885
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	11,690,744	—	—	11,690,744

Ending balance	19,085,629	—	—	19,085,629

(5)	Details of loans are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Loans in local currency	201,491,922	198,504,623
Loans in foreign currencies	8,007,820	7,543,489
Domestic banker’s letter of credit	2,793,583	2,516,907
Bills bought in foreign currencies	6,683,061	8,071,263
Bills bought in local currency	278,867	194,234
Factoring receivables	58,270	134,634
Advances for customers on guarantees	14,940	21,512
Private placement bonds	69,168	158,193
Call loans	2,768,461	2,389,325
Bonds purchased under resale agreements	6,454,951	16,726,510
Loan origination costs and fees	510,071	489,008
Others	626	626
Discounted present value	—	(7,272)
Allowance for credit losses	(1,662,472)	(1,505,115)

Total	227,469,268	235,237,937

(6)	Changes in the loss allowance of loans for the three months ended March 31, 2018 are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018
	Consumers			Corporates			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	(89,404)	(32,352)	(108,689)	(342,916)	(251,374)	(849,466)	(432,320)	(283,726)	(958,155)
Transfer to 12-month expected credit losses	(5,616)	5,368	248	(10,934)	10,860	74	(16,550)	16,228	322
Transfer to lifetime expected credit losses	3,629	(5,123)	1,494	3,412	(5,016)	1,604	7,041	(10,139)	3,098
Transfer to credit-impaired financial assets	977	7,555	(8,532)	1,579	8,882	(10,461)	2,556	16,437	(18,993)
Net provision of loss allowance	(7,647)	(12,775)	(20,204)	(5,891)	(19,629)	(1,401)	(13,538)	(32,404)	(21,605)
Charge-off	147	2,201	18,697	104	2,343	11,231	251	4,544	29,928
Disposal	—	—	588	—	5	10,225	—	5	10,813
Unwinding effect	—	—	1,741	—	—	6,656	—	—	8,397
Others(*)	—	—	—	25,485	—	(147)	25,485	—	(147)

Ending balance	(97,914)	(35,126)	(114,657)	(329,161)	(253,929)	(831,685)	(427,075)	(289,055)	(946,342)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

Changes in the allowances for credit losses on loans and receivables for the three months ended March 31, 2017, are as follows (Unit: Korean Won in millions):

	For the three months ended March 31, 2017
	Consumers	Corporates	Others	Total
Beginning balance	(155,338)	(1,467,030)	(171,593)	(1,793,961)
Net reversal (provision) of provision	(34,505)	(64,765)	24,649	(74,621)
Recoveries of written-off loans	(10,808)	(32,682)	—	(43,490)
Charge-off	35,647	101,268	50,489	187,404
Disposal	495	42,424	413	43,332
Unwinding effect	2,420	10,539	—	12,959
Others (*)	—	102,728	—	102,728

Ending balance	(162,089)	(1,307,518)	(96,042)	(1,565,649)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018
	Consumers			Corporates			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	100,815,109	5,432,359	309,302	123,846,722	4,781,031	1,506,875	224,661,831	10,213,390	1,816,177
Transfer to 12-month expected credit losses	1,289,663	(1,287,519)	(2,144)	679,887	(679,233)	(654)	1,969,550	(1,966,752)	(2,798)
Transfer to lifetime expected credit losses	(1,741,358)	1,755,803	(14,445)	(622,471)	628,352	(5,881)	(2,363,829)	2,384,155	(20,326)
Transfer to credit-impaired financial assets	(25,965)	(70,530)	96,496	(94,265)	(81,766)	176,030	(120,230)	(152,296)	272,526
Charge-off	(147)	(2,201)	(29,736)	(104)	(2,344)	(64,174)	(251)	(4,545)	(93,910)
Disposal	—	(270)	(7,322)	—	(65)	(35,835)	—	(335)	(43,157)
Net increase (decrease)	1,377,143	(460,172)	(30,136)	(7,770,978)	(388,050)	(145,267)	(6,393,835)	(848,222)	(175,403)

Ending balance	101,714,445	5,367,470	322,015	116,038,791	4,257,925	1,431,094	217,753,236	9,625,395	1,753,109

(8)	Details of other receivables are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Receivables	9,357,596	4,201,407
Accrued income	916,880	927,297
Telex and telephone subscription rights and refundable deposits	952,346	947,341
Other receivables	210,762	157,632
Allowance for credit losses	(60,217)	(53,795)

Total	11,377,367	6,179,882

(9)	Changes in the allowances for credit losses on other receivables are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1,303)	(960)	(52,495)	(54,758)
Transfer to 12-month expected credit losses	(64)	53	11	—
Transfer to lifetime expected credit losses	25	(31)	6	—
Transfer to credit-impaired financial assets	13	179	(192)	—
Net reversal (provision) of loss allowance	145	(116)	(6,763)	(6,734)
Charge-off	—	32	907	939
Disposal	—	—	336	336

Ending balance	(1,184)	(843)	(58,190)	(60,217)

(10)	Changes in the gross carrying amount of other receivables are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,134,524	21,013	78,140	6,233,677
Transfer to 12-month expected credit losses	5,022	(5,008)	(14)	—
Transfer to lifetime expected credit losses	(4,339)	4,349	(10)	—
Transfer to credit-impaired financial assets	(389)	(1,065)	1,454	—
Charge-off	—	(32)	(907)	(939)
Disposal	—	(2)	(407)	(409)
Net increase (decrease)	5,201,666	(668)	4,257	5,205,255

Ending balance	11,336,484	18,587	82,513	11,437,584

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments’ characteristics and market conditions, such as volume of transactions and transparency, are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Bank maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Bank’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives and debt securities issued by governmental bodies.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e., prices) or indirectly (i.e., derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in the OTC market but do not require significant judgment.

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities whose valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Bank’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value is as follows (Korean won in millions):

	March 31, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	25,311	—	—	25,311
Debt securities	149,916	259,001	—	408,917
Equity securities	12,787	—	280,319	293,106
Capital contributions	—	—	278,494	278,494
Beneficiary certificates	—	1,048,634	700,947	1,749,581
Loans	—	—	55,651	55,651
Derivative assets	2,651	2,566,867	33,467	2,602,985

Subtotal	190,665	3,874,502	1,348,878	5,414,045

Financial assets at FVTOCI
Debt securities	2,613,635	9,049,800	—	11,663,435
Equity securities	436,742	—	298,887	735,629
Securities loaned	10,070	80,276	—	90,346

Subtotal	3,060,447	9,130,076	298,887	12,489,410

Derivative assets	—	39,272	—	39,272

Total	3,251,112	13,043,850	1,647,765	17,942,727

Financial liabilities:
Financial liabilities at FVTPL
Deposit due to customers	25,217	—	—	25,217
Derivative liabilities	6,354	2,635,033	29,684	2,671,071

Subtotal	31,571	2,635,033	29,684	2,696,288

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	230,441	230,441
Debentures	—	91,002	—	91,002

Subtotal	—	91,002	230,441	321,443
Derivative liabilities	—	28,256	—	28,256

Total	31,571	2,754,291	260,125	3,045,987

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	191,383	817,444	—	1,008,827
Equity securities	156	—	—	156
Derivative assets	1,021	3,076,369	21,379	3,098,769

Subtotal	218,532	3,893,813	21,379	4,133,724

AFS financial assets
Debt securities	2,536,578	9,540,789	—	12,077,367
Equity securities	398,756	—	818,053	1,216,809
Beneficiary certificates	—	66,765	655,507	722,272
Securities loaned	69,778	100,478	—	170,256

Subtotal	3,005,112	9,708,032	1,473,560	14,186,704

Derivative assets	—	59,272	—	59,272

Total	3,223,644	13,661,117	1,494,939	18,379,700

Financial liabilities:
Financial liabilities held for trading
Deposit due to customers	25,964	—	—	25,964
Derivative liabilities	2,613	3,115,664	20,941	3,139,218

Subtotal	28,577	3,115,664	20,941	3,165,182

Financial liabilities designated as at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

SubTotal	—	91,739	160,057	251,796

Derivative liabilities	—	12,103	—	12,103

Total	28,577	3,219,506	180,998	3,429,081

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Bank recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.
(*2)	Certain AFS unquoted equity securities were measured at cost as of December 31, 2017, that amounted to 17,260 million won. These unquoted equity instruments mostly represent minority investments in structured entity vehicles, such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, (b) there was a significant variance in likely estimated cash flows or (c) the probabilities for various estimated cash flows could not be measured reliably. In addition, the Bank has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at FVTPL, financial liabilities designated as at FVTPL, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Bank determines the fair value using valuation techniques. Valuation method and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities and beneficiary certificates

Among Discounted Cash Flow (“DCF”) model, free cash flow to equity model, comparable company analysis, dividend discount model, risk-adjusted rate of return method and net asset value method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market. However, for some complicated financial instruments whose valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities

The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM model or Monte Carlo Simulation given the natures of the securities or underlying assets.

Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate of return and forward rate

Valuation method for the financial assets and financial liabilities at Level 3 and significant unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation coefficient	0.900–0.980	Variation of fair value increases as correlation coefficient increases.

		Volatility of underlying asset	13.5%–28.9%	Variation of fair value increases as volatility increases.

Derivative liabilities	Option valuation model and others	Correlation coefficient	0.900–0.980	Variation of fair value increases as correlation coefficient increases.

		Volatility of underlying asset	13.5%–28.9%	Variation of fair value increases as volatility increases.

Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.190–0.694

Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.

		Volatility of underlying asset	12.7%–25.8%

Equity securities and beneficiary certificates	External appraisal value and others	Expected growth rate	0.0%–1.0%	Fair value increases as expected growth rate increases.

		Volatility of real estate sale price	0%	Fair value increases as sale price increases.

		Discount rate of lease cash flow and others	7.40%–8.54%	Fair value increases as discount rate of lease cash flow decreases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Bank using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Bank and the appropriateness of inputs is audited regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean won in millions):

	For three months ended March 31, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	March 31, 2018
Financial assets:
Financial assets at FVTPL
Equity securities	260,085	20,459	—	4	(229)	—	280,319
Capital contributions	273,789	5,861	—	5,834	(6,990)	—	278,494
Beneficiary certificates	655,507	4,005	—	63,326	(21,891)	—	700,947
Loans	52,854	2,797	—	—	—		55,651
Derivative assets	19,243	61,836	—	3,251	(50,863)	—	33,467

Subtotal	1,261,478	94,958	—	72,415	(79,973)	—	1,348,878

Financial assets at FVTOCI
Equity securities	285,397	—	13,490	—	—	—	298,887

Total	1,546,875	94,958	13,490	72,415	(79,973)	—	1,647,765

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	20,941	59,654	—	—	(50,911)	—	29,684
Financial liabilities designated as at FVTPL
Equity-linked securities	160,057	(4,688)	—	168,520	(93,448)	—	230,441

Total	180,998	54,966	—	168,520	(144,359)	—	260,125

(*1)	The losses that increase the financial liabilities are presented as positive amounts, and the gains that decrease the financial liabilities are presented as negative amounts. The loss amounting to 40,522 million won for three months ended March 31, 2018, which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.

	For three months ended March 31, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ issuances	Disposals/ settlements	Transfer to or from level 3 (*2)	March 31, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,062	6,685	—	1	(10,232)	—	19,516
AFS financial assets
Equity securities (*3)	855,006	3,138	5,999	10,832	(12,279)	3	862,699
Beneficiary certificates	512,569	3,144	(4,860)	55,535	(41,832)	—	524,556

Subtotal	1,367,575	6,282	1,139	66,367	(54,111)	3	1,387,255

Derivative assets	99	169	—	—	(141)	—	127

Total	1,390,736	13,136	1,139	66,368	(64,484)	3	1,406,898

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,436	3,727	—	500	(9,113)	—	28,550
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	61,231	—	—	(196,672)	—	538,268

Total	707,145	64,958	—	500	(205,785)	—	566,818

(*1)	The loss amounting to 51,650 million Won for three months ended March 31, 2017 which is from financial assets and liabilities that the Bank holds as at the end of the periods, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the separate statement of comprehensive income.
(*2)	The Bank recognizes transfers among levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using market the external valuation specialists from previously using quoted prices in the active market.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying favorable and unfavorable changes based on how changes in unobservable assumptions have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes that result from varying the assumptions individually. The sensitivity analysis was performed for two types of Level 3 financial instruments: (1) interest rate-related derivatives, currency-related derivatives, equity-related derivatives and equity-linked securities whose fair value changes are recognized as net income and (2) equity securities and beneficiary certificates whose fair value changes are recognized as other comprehensive income.

Meanwhile, eequity investments classified as Level 3 equity securities whose costs are considered to provide the best estimate of fair value are excluded from sensitivity analysis.

The following table shows the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of Level 3 financial instruments (Unit: Korean won in millions):

	March 31, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*2)	3,033	(2,645)	—	—
Loans	482	(371)	—	—
Equity securities (*3)	10,629	(7,144)	—	—
Beneficiary certificates (*4)	1,716	(2,740)	—	—
Financial assets at FVTOCI
Equity securities (*3)	—	—	13,723	(7,003)

Total	15,860	(12,900)	13,723	(7,003)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1) (*2)	1,844	(2,250)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	992	(1,059)	—	—

Total	2,836	(3,309)	—	—

	December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*2)	1,234	(526)	—	—
AFS financial assets
Equity securities (*3) (*4)	—	—	20,594	(12,398)
Beneficiary certificates (*4)	—	—	1,749	(1,695)

Total	1,234	(526)	22,343	(14,093)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1) (*2)	5	(513)	—	—
Financial liabilities designated as at FVTPL
Equity-linked securities (*1)	8	(7)	—	—

Total	13	(520)	—	—

(*1)	Fair value changes of equity-related derivative assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%. In the case of interest rate-related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest, which are major unobservable variables, by 10%.
(*2)	Both derivative assets and liabilities held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0%–1%) and discount rate or liquidation value (-1%–1%) and discount rate. The growth rate, discount rate and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate, which is underlying assets and discount rate by 1%.

(5) Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean won in millions):

	March 31, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	1,269,228	15,418,509	—	16,687,737	16,716,803
Loans and receivables at amortized cost	—	—	257,047,296	257,047,296	257,926,927
Financial liabilities:
Deposits due to customers	—	226,780,312	—	226,780,312	226,809,907
Borrowings	—	12,645,967	—	12,645,967	12,642,978
Debentures	—	20,889,404	—	20,889,404	20,919,157
Other financial liabilities	—	21,090,447	—	21,090,447	21,091,235

	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,398,641	—	16,604,933	16,638,727
Loans and other financial assets	—	—	247,784,211	247,784,211	248,810,624
Financial liabilities:
Deposits due to customers	—	224,355,148	—	224,355,148	224,384,156
Borrowings	—	13,631,522	—	13,631,522	13,662,984
Debentures	—	21,733,045	—	21,733,045	21,707,466
Other financial liabilities	—	13,028,595	—	13,028,595	13,029,421

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Bank determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost (HTM financial assets in previous year)

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and other financial assets at amortized cost (Loans and receivables in previous year)

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Bank.	Risk-free market rate and forward rate

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that do not meet the condition of derecognition

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Bank agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean won in millions):

		March 31, 2018	December 31, 2017
Assets transferred	Financial assets at FVTOCI	10,004	—
	AFS financial assets	—	9,998
	Securities at amortized cost	5,440	—
	HTM financial assets	—	5,436

	Total	15,444	15,434

Related liabilities	Bonds sold under repurchase agreements	2,570	3,173

b)	Securities loaned

When the Bank loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Bank does not derecognize them from the separate financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean won in millions):

		March 31, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury and government agencies and others	90,346	—	Korea Securities Finance Corporation and others

AFS financial assets	Korean treasury and government agencies and others	—	170,256	Korea Securities Finance Corporation and others

	Total	90,346	170,256

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Bank possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans and receivables at amortized cost (loans and receivables in previous year) or other financial liabilities of the Bank’s separate statements of financial position.

The Bank possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Bank under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange and net amount of payable spot exchange can be offset.

The Bank has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Bank has also entered into a purchase and resale agreement and accounted it as a secured loan. The repurchase and resale agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Bank recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Bank under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Bank disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and other financial assets at amortized cost (loans and receivables in previous year)).

As of March 31, 2018 and December 31, 2017, the financial instruments to be set off and maybe covered by master netting agreements and similar agreements are given as follows (Unit: Korean won in millions):

	March 31, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,614,738	—	2,614,738	9,384,530	135,926	694,490
Receivable spot exchange (*2)	7,600,208	—	7,600,208
Bonds purchased under resale agreements (*2)	6,454,951	—	6,454,951	6,454,951	—	—
Domestic exchanges receivable (*2) (*5)	24,136,087	24,015,691	120,396	—	—	120,396

Total	40,805,984	24,015,691	16,790,293	15,839,481	135,926	814,886

	March 31, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,922,032	—	2,922,032	9,337,359	272,708	910,035
Payable spot exchange (*3)	7,598,070	—	7,598,070
Bonds sold under repurchase agreements (*4)	2,570	—	2,570	2,570	—	—
Domestic exchanges payable (*3) (*5)	27,594,714	24,015,691	3,579,023	3,579,023	—	—

Total	38,117,386	24,015,691	14,101,695	12,918,952	272,708	910,035

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loans and other financial assets at amortized cost.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,979,492	1,710	2,977,782	5,694,421	174,415	783,810
Receivable spot exchange (*2)	3,674,864	—	3,674,864
Bonds purchased under resale agreements (*2)	16,726,510	—	16,726,510	16,726,510	—	—
Domestic exchanges receivable (*2) (*5)	39,045,597	38,985,354	60,243	—	—	60,243

Total	62,426,463	38,987,064	23,439,399	22,420,931	174,415	844,053

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial liabilities:
Derivative liabilities and others (*1)	3,137,297	1,710	3,135,587	5,817,331	157,750	835,243
Payable spot exchange (*3)	3,674,737	—	3,674,737
Bonds sold under repurchase agreements (*4)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable (*3) (*5)	40,279,285	38,985,354	1,293,931	1,293,931	—	—

Total	47,094,492	38,987,064	8,107,428	7,114,435	157,750	835,243

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

(1)	The Bank has the following subsidiaries (Unit: Korean won in 100 million, USD in 10 thousand, CNY in 100 million, RUB in 100 million, IDR in 100 million, BRL in 10 thousand, PHP in 100 million, VND in trillions):

Subsidiaries	Location	Capital stock		Main business
Woori FIS Co., Ltd.	Korea	KRW	245	System software development and maintenance
Woori Private Equity Asset Management Co., Ltd.	Korea	KRW	300	Finance
Woori Finance Research Institute Co., Ltd.	Korea	KRW	30	Other service business
Woori Card Co., Ltd.	Korea	KRW	8,963	Finance
Woori Investment Bank Co., Ltd.	Korea	KRW	3,371	Other credit finance business
Woori Credit Information Co., Ltd.	Korea	KRW	50	Credit information
Woori America Bank	America	USD	19,250	Finance
PT Bank Woori Saudara Indonesia 1906 Tbk	Indonesia	IDR	6,720	Finance
Woori Global Markets Asia Limited	Hong Kong	USD	10,000	Finance
Woori Bank China Limited	China	CNY	21.6	Finance
AO Woori Bank	Russia	RUB	14.5	Finance
Banco Woori Bank do Brasil S.A.	Brazil	BRL	7,709	Finance
Korea BTL Infrastructure Fund	Korea	KRW	7,681	Finance
Woori Fund Service Co., Ltd.	Korea	KRW	100	Finance
Woori Finance Cambodia PLC.	Cambodia	USD	1,300	Finance
Woori Finance Myanmar Co., Ltd.	Myanmar	USD	1,200	Finance
Wealth Development Bank	Philippine	PHP	7.7	Finance
Woori Bank Vietnam Limited	Vietnam	VND	3	Finance

	March 31, 2018			December 31, 2017
Subsidiaries	Number of shares owned	Percentage of ownership (%)	Financial statements as of	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Woori FIS Co., Ltd.	4,900,000	100.0	Mar.31,2018	4,900,000	100.0	Dec.31,2017
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	Mar.31,2018	6,000,000	100.0	Dec.31,2017
Woori Finance Research Institute Co., Ltd.	600,000	100.0	Mar.31,2018	600,000	100.0	Dec.31,2017
Woori Card Co., Ltd.	179,266,200	100.0	Mar.31,2018	179,266,200	100.0	Dec.31,2017
Woori Investment Bank Co., Ltd.	403,404,538	59.8	Mar.31,2018	403,404,538	59.8	Dec.31,2017
Woori Credit Information Co., Ltd.	1,008,000	100.0	Mar.31,2018	1,008,000	100.0	Dec.31,2017
Woori America Bank	38,500,000	100.0	Mar.31,2018	38,500,000	100.0	Dec.31,2017
PT Bank Woori Saudara Indonesia 1906 Tbk	5,256,690,211	79.9	Mar.31,2018	5,256,690,211	79.9	Dec.31,2017
Woori Global Markets Asia Limited	78,000,000	100.0	Mar.31,2018	78,000,000	100.0	Dec.31,2017
Woori Bank China Limited	—	100.0	Mar.31,2018	—	100.0	Dec.31,2017
AO Woori Bank	57,999,999	100.0	Mar.31,2018	57,999,999	100.0	Dec.31,2017
Banco Woori Bank do Brasil S.A.	77,093,999	100.0	Mar.31,2018	77,093,999	100.0	Dec.31,2017
Korea BTL Infrastructure Fund (*)	153,422,685	99.9	Mar.31,2018	155,805,801	99.9	Dec.31,2017
Woori Fund Service Co., Ltd.	2,000,000	100.0	Mar.31,2018	2,000,000	100.0	Dec.31,2017
Woori Finance Cambodia PLC.	13,000,000	100.0	Mar.31,2018	13,000,000	100.0	Dec.31,2017
Woori Finance Myanmar Co., Ltd.	1,200,000	100.0	Mar.31,2018	1,200,000	100.0	Dec.31,2017
Wealth Development Bank	3,931,365	51.0	Mar.31,2018	3,931,365	51.0	Dec.31,2017
Woori Bank Vietnam Limited	—	100.0	Mar.31,2018	—	100.0	Dec.31,2017

(*)	The Bank’s capital stock and number of shares owned have decreased, attributed to paid capital reduction of the subsidiary during the three months ended March 31, 2018.

(2)	As for the structured entities in accordance with K-IFRS 1110 and K-IFRS 1112, it is determined that the Bank controls the entity after considering facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from the its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity.

1)	Details of structured entities that the Bank controls are as follows:

	As of March 31, 2018
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 19 structured entities	Korea	Asset securitization	—	March 31, 2018
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	March 31, 2018
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	March 31, 2018
Structured entities established for investment in securities and others
G5 Pro Short-term Bond Investment Fund 13 and 3 structured entities	Korea	Investment securities	100.0	March 31, 2018
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	March 31, 2018
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	March 31, 2018
Woori Seoul ring expressway private special asset fund II	Korea	Investment securities	99.9	March 31, 2018

	As of December 31, 2017
Structured entities	Location	Main business	Percentage of ownership (%)	Financial statements as of
Structured entities established for securitization of financial assets (*1)
Kumho Trust First Co., Ltd. and 19 structured entities	Korea	Asset securitization	—	Dec. 31, 2017
KAMCO Value Recreation First Securitization Specialty Co., Ltd.	Korea	Asset securitization	15.0	Dec. 31, 2017
Money Trust by Trust Business Act (*2)
Principal Guaranteed Trust and Principal and Interest Guaranteed Trust	Korea	Trust	—	Dec. 31, 2017
Structured entities established for investment in securities and others
G5 Pro Short-term Bond Investment Fund 1 and 3 structured entities	Korea	Investment securities	100.0	Dec. 31, 2017
HeungkukWoori Tech Company Private Placement Investment Trust No. 1	Korea	Investment securities	98.0	Dec. 31, 2017
Consus Sakhalin Real Estate Investment Trust 1st	Korea	Investment securities	75.0	Dec. 31, 2017

(*1)	It is determined that the Bank controls the entity after considering all the facts and circumstances, such as the Bank’s power over the entity’s related business activities, the Bank’s exposure to variable returns from its involvement with the entity and the Bank’s ability to affect the returns through its power over the entity, even though the Bank holds less than 50% ownership interest of the entity.
(*2)	The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal and fixed rate of return.

2)	The following companies have been excluded from the consolidation scope despite the Bank’s majority ownership interest as of March 31, 2018 and December 31, 2017:

	As of March 31, 2018
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1 (*)	Korea	Investment securities	77.0
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Investment securities	69.0
Mirae asset Seoul ring expressway private special asset fund 1(*)	Korea	Investment securities	66.7
Hangang sewage treatment plant fund (*)	Korea	Investment securities	55.6

	As of December 31, 2017
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Investment securities	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Investment securities	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Investment securities	88.9
Hana Qualified Investor Private Real Estate Investment Trust No. 41-1(*)	Korea	Investment securities	77.0
IGIS Global Private Placement Real Estate Fund No. 148-1(*)	Korea	Investment securities	69.0
IGIS Global Private Placement Real Estate Fund No. 148-2(*)	Korea	Investment securities	69.0

(*)	The Bank owns the majority ownership interest in these structured entities, but has no power over the investees’ relevant activities. As a result, it is deemed that the Bank has no power or control over the structured entities.

(3)	Investments in associates are as follows (Unit: Korean won in 100 million):

				March 31, 2018
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Dec. 31, 2017 (*6)
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Feb. 28, 2018 (*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Mar. 31, 2018
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security Service	180,000	15.0	Feb. 28, 2018 (*6)
Chin Hung International Inc. (*5)	Korea	733	Construction	37,059,405	25.3	Feb. 28, 2018 (*6)
STX Engine Co., Ltd. (*1)(*12)	Korea	691	Manufacturing	8,082,650	29.2	—
STX Corporation (*1)	Korea	478	Wholesale of non-specialized goods	3,772,400	19.7	Dec. 31, 2017 (*6)
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Dec. 31, 2017 (*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Poultry processing and storage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)	Korea	1	Complex transportation brokerage	7,398	35.4	—
PREXCO Co., Ltd. (*4)	Korea	16	Other services	919,972	28.1	—
Hyunwoo International Co., Ltd. (*4)	Korea	12	Manufacturing	59,873	25.9	—
Jiwon Plating Co., Ltd. (*4)	Korea	7	Manufacturing	28,705	20.5	—
Cultizm Korea LTD Co., Ltd. (*4)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund (*11)	Korea	1,231	Other financial services	28,413	23.1	Mar. 31, 2018
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
Youngdong Sea Food Co., Ltd. (*4)(*8)	Korea	3	Manufacturing of processed seafood	12,106	24.0	—
2016KIF-IMM Woori Bank Technology Venture Fund (*10)	Korea	342	Other financial services	10,500,000,000	20.0	Mar. 31, 2018
K BANK Co., Ltd. (*2)	Korea	3,500	Finance	9,078,462	13.0	Feb. 28. 2018 (*6)
Smart Private Equity Fund No. 2	Korea	150	Other financial services	3,000	20.0	Mar. 31, 2018
Woori Bank-Company K Korea Movie Asset Fund	Korea	120	Other financial services	3,000	25.0	Mar. 31, 2018
Well to Sea No. 3 Private Equity Fund	Korea	2,051	Finance	102,500,000,000	50.0	Dec. 31. 2017 (*6)
Partner one value up 1 private equity fund	Korea	430	Other financial services	10,000,000,000	23.3	Mar. 31, 2018

				December 31, 2017
Investees	Location	Capital	Main business	Number of shares owned	Percentage of ownership (%)	Financial statements as of
Kumho Tires Co., Inc. (*1)(*5)	Korea	7,900	Manufacturing	22,357,561	14.2	Sep. 30, 2017(*6)
Woori Service Networks Co., Ltd. (*3)	Korea	5	Freight and staffing	4,704	4.9	Nov. 30, 2017(*6)
Korea Credit Bureau Co., Ltd. (*2)	Korea	100	Credit information	180,000	9.9	Dec. 31, 2017
Korea Finance Security Co., Ltd. (*3)	Korea	60	Security Service	180,000	15.0	Nov. 30, 2017(*6)
Chin Hung International Inc. (*5)	Korea	733	Construction	37,059,405	25.3	Nov. 30, 2017(*6)
Poonglim Industrial Co., Ltd. (*9)	Korea	736	Construction	4,142,782	29.4	Sep. 30, 2017(*6)
STX Engine Co., Ltd. (*1)(*12)	Korea	691	Manufacturing	8,082,650	29.2	—
STX Corporation (*1)	Korea	478	Wholesale of non-specialized goods	3,772,400	19.7	Sep. 30, 2017(*6)
Saman Corporation (*2)	Korea	7	General construction and technology service	12,542	9.2	Sep. 30, 2017(*6)
Dongwoo C & C Co., Ltd. (*4)	Korea	7	Construction	13,317	23.2	—
SJCO Co., Ltd. (*4)	Korea	26	Aggregate transportation and wholesale	70,529	26.5	—
G2 collection Co., Ltd. (*4)	Korea	2	Wholesale and retail sales	12,574	28.9	—
The Base Enterprise Co., Ltd. (*4)	Korea	7	Manufacturing	68,470	48.4	—
Kyesan Engineering Co., Ltd. (*4)	Korea	13	Construction	60,581	23.2	—
Good Software Lab Co., Ltd. (*4)	Korea	3	Service	17,121	28.9	—
Wongwang Co., Ltd. (*4)	Korea	1	Wholesale and real estate	2,590	29.0	—
Sejin Construction Co., Ltd. (*4)	Korea	4	Construction	12,123	29.6	—
QTS Shipping Co., Ltd. (*4)	Korea	4	Poultry processing and storage	17,460	49.4	—
Reading Doctors Co., Ltd. (*4)	Korea	1	Complex transportation brokerage	7,398	35.4	—
PREXCO Co., Ltd. (*4)	Korea	16	Other services	919,972	28.1	—
Hyunwoo International Co., Ltd. (*4)	Korea	12	Manufacturing	59,873	25.9	—
Jiwon Plating Co., Ltd. (*4)	Korea	7	Manufacturing	28,705	20.5
Cultizm Korea LTD Co., Ltd. (*4)	Korea	0.14	Wholesale and retail sales	858	31.3	—
Gil Co., Ltd. (*4)	Korea	9	Manufacturing	44,662	26.1	—
NK Eng Co., Ltd. (*4)	Korea	15	Manufacturing	697,033	23.1	—
Woori Growth Partnerships New Technology Private Equity Fund (*13)	Korea	1,231	Other financial services	28,833	23.1	Dec. 31, 2017
DAEA SNC Co., Ltd. (*4)	Korea	1	Wholesale and retail sales	1,253	24.0	—
ARES-TECH Co., Ltd. (*4)	Korea	2	Electronic component manufacturing	7,187	23.4	—
2016KIF-IMM Woori Bank Technology Venture Fund (*10)	Korea	342	Other financial services	6,840,000,000	20.0	Dec. 31, 2017
K BANK Co., Ltd. (*2)	Korea	3,500	Finance	9,078,462	13.0	Nov. 30, 2017(*6)
Smart Private Equity Fund No. 2	Korea	150	Other financial services	3,000	20.0	Dec. 31, 2017
Woori Bank-Company K Korea Movie Asset Fund	Korea	120	Other financial services	3,000	25.0	Dec. 31, 2017
Well to Sea No. 3 Private Equity Fund (*7)	Korea	2,051	Finance	102,500,000,000	50.0	Sep. 30, 2017(*6)

(*1)	The Bank has significant influence over the creditors’ council, which makes the financial and operating policy decisions.
(*2)	The Bank can participate in the decision-making body and exercise significant influence over the associates through business partnerships.
(*3)	Most of the significant business transactions are with the Bank as of March 31, 2018 and December 31, 2017.
(*4)	The carrying values of investments in Youngdong Sea Food Co., Ltd. is nil as of March 31, 2018. Also, the carrying values of investments in Reading Doctors Co., Ltd., PREXCO Co., Ltd., Hyunwoo International Co., Ltd., Jiwon Plating Co., Ltd., Cultizm Korea LTD Co., Ltd., Gil Co., Ltd., NK Eng Co., Ltd., Dongwoo C & C Co., Ltd., SJCO Co., Ltd., G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., QTS Shipping Co., Ltd., DAEA SNC Co., Ltd. and ARES-TECH Co., Ltd. are nil as of March 31, 2018 and 2017.
(*5)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 4,615, previous year: KRW 4,425) and Chin Hung International Inc. (current period: KRW 1,950, previous year: KRW 1,915).
(*6)	The significant transactions and events at the end of reporting period of the associates and the Bank have been properly incorporated.
(*7)	Due to capital contribution by the Bank during the three months ended March 31, 2018, the entities were included in the investment in associates.
(*8)	Even though the Bank’s ownership ratio of the entity was more than 20%, the Bank did not have significant influence over the entity because the entity was going through workout process under receivership and thus was excluded from the investment in associates. However, as the workout process was completed during the three months ended March 31, 2018, it has been included in the investment in associates.
(*9)	Due to the consolidation of stocks and debt-equity swap of the associates, the Bank’s number of holding shares and ownership ratio decreased during the three months ended March 31, 2018.
(*10)	Due to paid capital increase of associates, the Bank’s capital stock and number of holding shares increased during the three months ended March 31, 2018.
(*11)	Due to paid capital reduction and capital reallocation of associates, the Bank’s capital stock and number of holding shares decreased during the three months ended March 31, 2018.
(*12)	The shares of STX Engine Co., Ltd. owned by the Bank were reclassified as assets held for sale, as the creditor financial institutions committee entered into a contract with UAMCO during the previous year to sell STX Engine Co., Ltd. shares.

(4)	The entities excluded from associates, although the Bank’s ownership interest in them is higher than 20% as of March 31, 2018 and December 31, 2017, are as follows:

	As of March 31, 2018
Associate (*)	Number of shares owned	Percentage of ownership
Poonglim Industrial Co., Ltd.	4,142,782	29.1%
Orient Shipyard Co., Ltd.	464,812	21.4%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd.	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Protronics Co., Ltd.	95,921	48.1%
Instern Co., Ltd.	14,296	20.1%

	As of December 31, 2017
Associate (*)	Number of shares owned	Percentage of ownership
Orient Shipyard Co., Ltd.	465,050	21.4%
Saenuel Co., Ltd.	3,531	37.4%
E Mirae Tech Co., Ltd.	7,696	41.0%
Jehin Trading Co., Ltd.	81,610	27.3%
The Season Company Co., Ltd.	18,187	30.1%
Yuil PESC Co., Ltd.	8,642	24.0%
Youngdong Sea Food Co., Ltd.	12,106	24.0%
Sinseong Trading Co., Ltd.	2,584	27.2%
CL Tech Co., Ltd.	13,759	38.6%
Force TEC Co., Ltd.	4,780,907	25.8%
Protronics Co., Ltd.	95,921	48.1%
Instern Co., Ltd.	14,296	20.1%

(*)	Even though the Bank’s ownership interest in the entity is more than 20%, it is determined that the Bank does not have significant influence over the entity since it is going through workout process under receivership; thus, it is excluded from the investment in associates.

(5)	Changes in carrying value of investments in subsidiaries and associates are as follows (Korean won in millions). Because the investments associated with structured entities were classified as financial assets at FVTPL (K-IFRS 1109) for the three months ended March 31, 2018 and AFS securities (K-IFRS 1039) for the three months ended March 31, 2017, they were excluded from the carrying value of investments in subsidiaries and associates.

	For the three months ended March 31, 2018
Investees	January 1, 2018	Acquisitions	Disposals and others(*)	Impairment	March 31, 2018
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity Asset Management Co., Ltd.	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,274,260	—	—	—	1,274,260
Woori Investment Bank	143,814	—	—	—	143,814
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	281,471	—	—	—	281,471
PT Bank Woori Saudara Indonesia 1906 Tbk	328,012	—	—	—	328,012
Woori Global Markets Asia Limited	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Banco Woori Bank do Brasil S.A.	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	783,164	—	(11,984)	—	771,180
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia PLC.	15,850	—	—	—	15,850
Woori Finance Myanmar Co., Ltd.	13,649	—	—	—	13,649
Wealth Development Bank	24,355	—	—	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	98,932	—	—	—	98,932
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	70,969	—	—	—	70,969
Poonglim Industrial Co., Ltd.	6	—	(6)	—	—
STX Corporation	7,809	—	—	—	7,809
Saman Corporation	1,255	—	—	—	1,255
Woori Growth Partnerships New Technology Private Equity Fund	28,833	—	(708)	—	28,125
2016KIF-IMM Woori Bank Technology Venture Fund	6,840	3,660	—	—	10,500
K BANK Co., Ltd.	45,392	—	—	—	45,392
Smart Private Equity Fund No. 2	3,000	—	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	3,000	—	—	—	3,000
Well to Sea No. 3 Private Equity Fund	101,992	—	(252)	—	101,740
PARTNER ONE VALUE UP I PRIVATE EQUITY FUND	—	10,000	—	—	10,000

	4,148,795	13,660	(12,950)	—	4,149,505

(*)	The amount replaced from investments in subsidiaries and associates to financial assets at FVTPL (K-IFRS 1109) is 6 million Won.

	For the three months ended March 31, 2017
Investees	January 1, 2017	Acquisitions (*)	Disposals and others	Impairment	March 31, 2017
Woori FIS Co., Ltd.	35,362	—	—	—	35,362
Woori Private Equity	43,227	—	—	—	43,227
Woori Finance Research Institute Co., Ltd.	3,364	—	—	—	3,364
Woori Card Co., Ltd.	1,174,260	—	—	—	1,174,260
Woori Investment Bank	79,992	—	—	—	79,992
Woori Private Equity Fund	9,018	—	(9,018)	—	—
Woori Credit Information Co., Ltd.	24,666	—	—	—	24,666
Woori America Bank	202,371	—	—	—	202,371
PT Bank Woori Saudara Indonesia 1906 Tbk	215,400	—	—	—	215,400
Woori Global Markets Asia Ltd.	113,858	—	—	—	113,858
Woori Bank China Limited	427,802	—	—	—	427,802
AO Woori Bank	51,780	—	—	—	51,780
Woori Brazil Bank	44,045	—	—	—	44,045
Korea BTL Infrastructure Fund	780,525	—	(36)	—	780,489
Woori Fund Service Co., Ltd.	10,000	—	—	—	10,000
Woori Finance Cambodia	4,600	—	—	—	4,600
Woori Finance Myanmar	2,389	—	—	—	2,389
Wealth Development Bank	25,675	—	(1,320)	—	24,355
Woori Bank Vietnam Limited	155,400	—	—	—	155,400
Kumho Tire Co., Inc.	175,652	—	—	—	175,652
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	5,418	—	—	—	5,418
Woori Service Networks Co., Ltd.	108	—	—	—	108
Korea Credit Bureau Co., Ltd.	3,313	—	—	—	3,313
Korea Finance Security Co., Ltd.	3,267	—	—	—	3,267
Chin Hung International Inc.	67,467	41,053	—	(8,459)	100,061
Poonglim Industrial Co., Ltd.	4,256	—	—	(4,250)	6
STX Engine Co., Ltd.	44,615	—	—	—	44,615
SamHo Co., Ltd.	7,492	—	—	—	7,492
STX Corporation	7,424	8,546	—	(6,275)	9,695
Saman Corporation	8,521	—	—	—	8,521
Woori Growth Partnerships New Technology Private Equity Fund	13,602	2,052	(498)	—	15,156
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,860	—	—	3,660
K BANK Co. Ltd.	32,500	—	—	—	32,500
Smart Private Equity Fund No.2	—	3,000	—	—	3,000
Woori Bank-Company K Korea Movie Asset Fund	—	1,500	—	—	1,500

	3,779,169	58,011	(10,872)	(18,984)	3,807,324

(*)	Changes in investments in subsidiaries and associates due to debt-equity swaps are 49,599 million Won.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Acquisition cost	390,232	378,004
Accumulated depreciation	(29,408)	(27,769)

Net carrying value	360,824	350,235

(2)	Changes in investment properties are as follows (Unit: Korean won in millions):

	For the three months ended December 31
	2018	2017
Beginning balance	350,235	348,393
Acquisition	3,214	342
Depreciation	(930)	(895)
Transfers	8,308	1,937
Foreign currencies translation adjustments	(3)	(54)

Ending balance	360,824	349,723

(3)	Fair value of investment properties is amounting to 407,195 million won and 372,596 million won as of March 31, 2018 and December 31, 2017, respectively. The fair value of investment properties, based on the assessment that was independently performed by external appraisal agencies, is classified as Level 3 on the fair value hierarchy.

(4)	Rental fee earned from investment properties is amounting to 3,496 million won and 3,593 million won for the three months ended March 31, 2018 and 2017, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean won in millions):

	March 31, 2018
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,462,816	845,097	505,847	392,331	67,064	3,273,155
Accumulated depreciation	—	(183,783)	(389,403)	(344,143)	—	(917,329)

Net carrying value	1,462,816	661,314	116,444	48,188	67,064	2,355,826

	December 31, 2017
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Acquisition cost	1,472,170	848,668	498,298	385,398	64,241	3,268,775
Accumulated depreciation	—	(178,845)	(379,232)	(336,108)	—	(894,185)

Net carrying value	1,472,170	669,823	119,066	49,290	64,241	2,374,590

(2)	Details of changes in premises and equipment are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018
	Land	Buildings	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,472,170	669,823	119,066	49,290	64,241	2,374,590
Acquisitions	—	2,426	8,061	2,624	2,871	15,982
Disposals	—	—	(6)	—	—	(6)
Depreciation	—	(6,251)	(10,680)	(10,204)	—	(27,135)
Classified to assets held for sale	(3,481)	(2,245)	—	—	—	(5,726)
Transfer	(2)	1	(4)	1	(48)	(52)
Foreign currencies translation adjustments	(5,871)	(2,437)	—	—	—	(8,308)
Others	—	(3)	7	6,477	—	6,481

Ending balance	1,462,816	661,314	116,444	48,188	67,064	2,355,826

	For the three months ended March 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Total
Beginning balance	1,472,720	679,766	121,573	54,558	13,663	2,342,280
Acquisitions	—	2,334	5,349	2,332	5,908	15,923
Disposals	—	—	(7)	(248)	(229)	(484)
Depreciation	—	(6,235)	(10,790)	(10,186)	—	(27,211)
Classified to assets held for sale	(2,693)	(1,066)	—	—	—	(3,759)
Foreign currencies translation adjustments	(44)	(37)	(115)	(202)	(38)	(436)
Transfer	(1,200)	(737)	—	—	—	(1,937)
Others	—	(3)	(234)	4,587	—	4,350

Ending balance	1,468,783	674,022	115,776	50,841	19,304	2,328,726

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean won in millions):

	March 31, 2018
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	989	276,156	577,053	11,584	865,782
Accumulated amortization	(508)	(29,628)	(503,565)	—	(533,701)
Accumulated impairment losses	—	—	—	(2,003)	(2,003)

Net carrying value	481	246,528	73,488	9,581	330,078

	December 31, 2017
	Industrial property rights	Development cost	Others	Membership deposits	Total
Acquisition cost	951	234,433	575,148	11,870	822,402
Accumulated amortization	(471)	(26,827)	(489,433)	—	(516,731)
Accumulated impairment losses	—	—	—	(2,346)	(2,346)

Net carrying value	480	207,606	85,715	9,524	303,325

(2)	Details of changes in intangible assets are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	480	207,606	85,715	9,524	303,325
Acquisition	39	41,713	1,911	—	43,663
Disposals	—	—	—	(285)	(285)
Amortization (*)	(38)	(2,791)	(14,132)	—	(16,961)
Reversal impairment loss	—	—	—	341	341
Others	—	—	(5)	—	(5)
Foreign currencies translation adjustment	—	—	(1)	1	—

Ending balance	481	246,528	73,488	9,581	330,078

(*)	Amortization of other intangible assets amounting to 11,771 million Won is included in other operating expenses.

	For the three months ended March 31, 2017
	Industrial property rights	Development cost	Others	Membership deposit	Total
Beginning balance	258	100,840	131,514	9,618	242,230
Acquisitions	29	14,925	3,979	219	19,152
Amortization (*)	(24)	(2,106)	(13,892)	—	(16,022)
Reversal of impairment loss	—	—	—	28	28
Foreign currencies translation adjustments	—	1,594	(5,934)	—	(4,340)
Others	—	(1)	(32)	(25)	(58)

Ending balance	263	115,252	115,635	9,840	240,990

(*)	Amortization of other intangible assets amounting to 12,139 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Investments in subsidiaries and associates	44,615	44,615
Premises and equipment	7,294	1,568

Total	51,909	46,183

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean won in millions):

		March 31, 2018
		Collateral given to	Amount	Reason for collateral
Loans and financial assets at amortized cost	Due from banks in local currency	Samsung Securities Co., Ltd. and others	18,026	Margin deposit for futures or options
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	96,291	Foreign margin deposit for futures or options and others
Financial assets at FVTPL	Financial institutions’ debt securities and others	Kyobo life insurance. and others	130,492	CSA collaterals and others
Financial assets at FVTOCI	Corporate bonds	Korea Securities Depository	10,004	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies’ bonds and others	BOK and others	1,562,367	Settlement risk and others
Securities at amortized cost	Korean treasury and government agencies’ bonds	Korea Securities Depository	5,440	Related to bonds sold under repurchase agreements (*)
	Financial institutions’ debt securities and others	BOK and others	5,825,236	Settlement risk and others

		Total	7,647,856

(*)	The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loans and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or options and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,135	Foreign margin deposit for futures or options and others
Financial assets at FVTPL	Financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Korean treasury and government agencies’ bonds	Korea Securities Depository and others	9,998	Related to bonds sold under repurchase agreements (*)
	Financial institutions’ debt securities and others	BOK and others	1,540,985	Settlement risk and others
HTM financial assets	Korean treasury and government agencies’ bonds	Korea Securities Depository and others	5,436	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government agencies’ bonds and others	BOK and others	7,601,016	Settlement risk and others

		Total	9,678,902

(*)	The Bank has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Bank does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	There is no asset the Bank has acquired through foreclosure as of March 31, 2018 and December 31, 2017.

(3)	Securities loaned are as follows (Unit: Korean won in millions):

		March 31, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean corporate bonds	90,346	—	Korea Securities Finance Corporation and others
AFS financial assets	Korean treasury and government agencies’ bonds and others	—	170,256	Korea Securities Finance Corporation and others

Total		90,346	170,256

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Bank does not derecognize these securities, there are no liabilities recognized through such transactions related to securities loaned.

(4)	Collaterals held that can be disposed and resubjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and resubjected to lien regardless of defaults of counterparties as of March 31, 2018 and December 31, 2017, are as follows (Unit: Korean won in millions):

	March 31, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or resubjected to lien
Securities	6,712,954	—

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or resubjected to lien
Securities	17,538,936	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Prepaid expenses	194,502	113,835
Advance payments	3,240	839
Others	3,006	3,215

Total	200,748	117,889

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Financial liabilities at FVTPL (K-IFRS 1109)	2,696,288	—
Financial liabilities held for trading	—	3,165,182
Financial liabilities designated at FVTPL with fair value option elected	321,443	—
Financial liabilities designated as at FVTPL (K-IFRS 1039)	—	251,796

Total	3,017,731	3,416,978

(2)	Financial liabilities at FVTPL are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Deposits
Gold banking liabilities	25,217	25,964
Derivative liabilities	2,671,071	3,139,218

Total	2,696,288	3,165,182

(3)	Financial liabilities at FVTPL are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Equity-linked securities index
Equity-linked securities index in short position	230,441	160,057
Debentures
Debentures in local currency	91,002	91,739

Total	321,443	251,796

(4)	Credit risk adjustments to financial liabilities at FVTPL are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018	For the three months ended March 31, 2017
Financial liabilities designated as at FVTPL (K-IFRS 1109)	321,443	—
Financial liabilities designated as at FVTPL (K-IFRS 1039)	—	632,331
Changes in fair value for credit risk adjustments	(124)	(174)
Accumulated changes in credit risk adjustments	9	185

The adjustment to reflect Bank’s credit risk is considered in measuring the fair value of derivatives. The Bank’s credit risk is determined by adjusting credit spread observed in credit rating of bank.

(5)	The difference between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity is as follows (Unit: Korean won in millions):

	March 31, 2018	December 31,2017
Carrying amount	321,443	251,796
Nominal amount at maturity	358,680	255,408

Difference	(37,237)	(3,612)

(6)	Change in equity in relation to financial liabilities designated at FVTPL

The porting of other comprehensive income out of realized cumulative gains or losses of financial liabilities at FVTPL due to derecognition of financial liabilities at FVTPL, as of March 31, 2018, is as follows (Unit: Korean won in millions):

For the three months ended March 31, 2018
Equity-linked securities index:	(5)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Deposits in local currency:
Deposits on demand	8,905,446	9,354,122
Time deposits	198,126,521	194,426,228
Mutual installment	33,212	34,055
Certificate of deposits	4,164,091	4,341,643

Subtotal	211,229,270	208,156,048

Deposits in foreign currencies	15,610,055	16,263,301
Present value discount	(29,418)	(35,193)

Total	226,809,907	224,384,156

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean won in millions):

	March 31, 2018
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from BOK	BOK	0.5 ~ 0.8	1,427,134
Borrowing from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	1,780,176
Others	The Korea Development Bank and others	0.0 ~ 3.8	3,268,679

Subtotal			6,475,989

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	1.9 ~ 3.4	5,752,276
Offshore borrowings in foreign currencies	JP Morgan Chase Bank	2.2	31,995

Subtotal			5,784,271

Bills sold	Others	0.0 ~ 1.2	40,134
Call money	Banks and others	0.0 ~ 2.8	340,063
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 12.7	2,570
Present value discount			(49)

Total			12,642,978

	December 31, 2017
	Lender	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from BOK	BOK	0.5–0.8	1,404,087
Borrowing from government funds	Small Enterprise and Market Service and others	0.0–2.9	1,723,340
Others	The Korea Development Bank and others	0.0–3.2	3,106,303

Subtotal			6,233,730

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0–3.1	6,884,235
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Subtotal			6,912,520

Bills sold	Others	0.0–1.2	36,953
Call money	Banks and others	1.5–2.7	476,773
Bonds sold under repurchase agreements	Other financial institutions	0.6–12.7	3,173
Present value discount			(165)

Total			13,662,984

(2)	Details of debentures are as follows (Unit: Korean won in millions):

	March 31, 2018		December 31, 2017
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	1.5 ~ 4.5	16,217,879	1.5–5.8	16,965,338
Subordinated bonds	3.0 ~ 5.9	4,721,977	3.4–5.9	4,765,501

Subtotal		20,939,856		21,730,839

Discount on bonds		(20,699)		(23,373)

Total		20,919,157		21,707,466

(*)	Included debentures under fair value hedge relationships are 3,020,748 million won and 3,102,386 million won as of March 31, 2018 and December 31, 2017, respectively.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Asset retirement obligation	61,454	56,243
Provisions for guarantees (*1)	184,705	185,557
Provisions for unused commitments	50,538	36,031
Provisions for customer reward credits	41,548	37,256
Other provisions (*2)	53,902	52,940

Total	392,147	368,027

(*1)	Provisions for guarantees include provision for financial guarantee of 70,240 million won and 74,277 million won as of March 31, 2018 and December 31, 2017, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provision on guarantee and loan commitments are as follows (Unit: Korean won in millions):

1)	Provision for guarantees

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	49,384	18,102	127,511	194,997
Replaced by 12-month expected credit loss	49	(49)	—	—
Replaced with expected credit loss for the entire period	(51)	51	—	—
Replaced credit-impaired financial assets	(17)	(5)	22	—
Provisions used	(4,727)	—	—	(4,727)
Net reversal of unused amount	(2,113)	(556)	(7,258)	(9,927)
Others	4,362	—	—	4,362

Ending balance	46,887	17,543	120,275	184,705

For the three months ended March 31, 2017
Beginning balance	240,023
Provisions used	(6,682)
Reversal of provisions unused	(28,837)
Others	4,363

Ending balance	208,867

2)	Provisions for unused commitments

	For the three months ended March 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	42,106	13,100	167	55,373
Replaced by 12-month expected credit loss	963	(963)	—	—
Replaced with expected credit loss for the entire period	(185)	185	—	—
Replaced credit-impaired financial assets	(13)	(43)	56	—
Provisions used	(1)	—	—	(1)
Net reversal of unused amount	(3,390)	(1,221)	(223)	(4,834)

Ending balance	39,480	11,058	—	50,538

For the three months ended March 31, 2017
Beginning balance	53,919
Provisions used	(51)
Reversal of provisions unused	(11,630)

Ending balance	42,238

(3)	Changes in asset retirement obligation are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Beginning balance	56,243	52,838
Provisions provided	498	417
Reversal of provisions unused	(989)	(715)
Provisions used	(119)	(281)
Amortization	103	80
Increase in restoration costs and others	5,718	3,955

Ending balance	61,454	56,294

(4)	Changes in other provisions are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	37,256	52,940	90,196
Provisions provided	1,908	2,080	3,988
Provisions used	(19,032)	(1,118)	(20,150)
Transfer(*)	14,497	—	14,497
Others	6,919	—	6,919

Ending balance	41,548	53,902	95,450

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased for the three months ended March 31, 2018.

	For the three months ended March 31, 2017
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	18,170	15,523	33,693
Provisions provided	1,673	—	1,673
Provisions used	(11,188)	(2,873)	(14,061)
Reversal of unused amount	—	(1,423)	(1,423)
Transfer(*)	14,535	—	14,535
Others	14	—	14

Ending balance	23,204	11,227	34,431

(*)	As the credits of the affiliates were transferred to the Bank, the allowance for the provisions for customer reward credits increased for the three months ended March 31, 2017.

24.	NET DEFINED BENEFIT LIABILITIES

Characteristics of the Bank’s defined benefit plans are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and salary at the time of termination. The assets of the plans are measured at fair value at the end of reporting date. Plan liabilities are measured using the projected unit method, which takes account of projected earnings increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Bank is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue-chip corporate bonds’ earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue-chip bonds

A decrease in profitability of blue-chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns, but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit assets are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Defined benefit obligation	1,057,194	990,007
Fair value of plan assets	(938,165)	(975,723)

Net defined benefit liabilities	119,029	14,284

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Beginning balance	990,007	919,707
Current service cost	32,475	33,752
Interest cost	7,651	6,379
Remeasurements	68,986	30,580
Foreign currencies translation adjustments	19	(60)
Retirement benefit paid	(41,944)	(3,826)
Curtailment or settlement	—	(7)

Ending balance	1,057,194	986,525

(3)	Changes in the plan assets are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Beginning balance	975,723	990,645
Interest income	8,041	7,359
Remeasurements	(3,954)	(3,076)
Retirement benefit paid	(41,645)	(2,873)
Curtailment or settlement	—	(7)

Ending balance	938,165	992,048

(4)	Plan assets wholly consist of time deposits as of March 31, 2018 and December 31, 2017. Among plan assets, realized returns on plan assets amount to 4,087 million won and 4,283 million won for the three months ended March 31, 2018 and 2017, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 125,818 million won.

(5)	Current service cost, net interest income, loss on the curtailment or settlement and remeasurements recognized in the separate statements of comprehensive income are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Current service cost	32,475	33,752
Net interest income	(390)	(980)

Cost recognized in net income	32,085	32,772
Remeasurements (*)	72,940	33,656

Cost recognized in total comprehensive income	105,025	66,428

(*)	This is an amount before considering the tax effects.

Retirement benefit service costs related to recognized defined contribution plans amount to 476 million won and 983 million won for the three months ended March 31, 2018 and 2017, respectively.

(6)	Key actuarial assumptions used in defined benefit liability mesurement are as follows:

	March 31, 2018	December 31, 2017
Discount rate	3.33%	3.18%
Future wage growth rate	6.18%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean won in millions):

		March 31, 2018	December 31, 2017
Discount rate	Increase by 1% point	(98,963)	(91,364)
	Decrease by 1% point	115,034	106,296
Future wage growth rate	Increase by 1% point	114,733	105,849
	Decrease by 1% point	(100,526)	(92,682)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Other financial liabilities:
Accounts payable	9,510,878	4,079,676
Accrued expenses	1,582,768	1,874,837
Borrowing from trust accounts	3,399,545	3,363,579
Agency business revenue	457,777	344,591
Foreign exchanges payable	458,088	576,525
Domestic exchanges payable	3,597,401	1,304,416
Other miscellaneous financial liabilities	2,085,542	1,486,567
Present value discount	(764)	(770)

Subtotal	21,091,235	13,029,421

Other liabilities:
Unearned income	55,848	55,019
Other miscellaneous liabilities	118,772	80,667

Subtotal	174,620	135,686
Total	21,265,855	13,165,107

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean won in millions):

	March 31, 2018
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	181,562	—	—	—	—
Swaps	138,597,689	39,272	216,432	28,256	242,740
Purchase options	590,000	—	12,155	—	—
Written options	785,000	—	—	—	12,512
Currency:
Futures	498,525	—	—	—	—
Forwards	63,746,101	—	817,907	—	849,125
Swaps	49,412,576	—	1,363,255	—	1,347,093
Purchase options	2,467,720	—	43,584	—	—
Written options	4,110,567	—	—	—	42,935
Equity:
Futures	168,857	—	—	—	—
Swaps	282,342	—	6,105	—	—
Purchase options	4,545,896	—	142,962	—	—
Written options	5,692,891	—	—	—	175,995
Others:
Swaps	6,216	—	585	—	569
Written options	5,132	—	—	—	102

Total	271,091,074	39,272	2,602,985	28,256	2,671,071

	December 31, 2017
		Assets		Liabilities
	Notional amount	For fair value hedge	For trading	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—
Swaps	130,861,378	59,272	224,660	12,103	257,905
Purchase options	630,000	—	12,346	—	—
Written options	795,000	—	—	—	12,869
Currency:
Futures	290,457	—	—	—	—
Forwards	71,333,635	—	1,301,850	—	1,360,945
Swaps	47,445,136	—	1,347,815	—	1,347,905
Purchase options	2,291,154	—	64,267	—	—
Written options	4,038,237	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—
Purchase options	5,060,706	—	146,775	—	—
Written options	4,504,290	—	—	—	99,770
Others:
Futures	—	—	—	—	—
Swaps	7,805	—	1,056	—	1,037
Purchase options	—	—	—	—	—
Written options	5,000	—	—	—	100

Total	267,430,079	59,272	3,098,769	12,103	3,139,218

Derivatives held for trading are classified into financial assets at FVTPL (Notes 7) and financial liabilities at FVTPL (Notes 20), and derivatives held for hedging are presented as a separate line item in the separate statements of financial position.

(2)	Overview of the Bank’s hedge accounting

As of the current period end, the Group has applied fair value hedge on fixed interest rate debentures amounting to 3,020,748 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedged item.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Bank expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

(3)	The nominal amounts of the hedging instrument as of March 31, 2018 are as follows (Unit: USD):

	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedging derivatives
Interest rate swap(USD)	500,000,000	1,350,000,000	1,000,000,000	2,850,000,00

(4)	The average interest rate and average interest rate of the hedging instrument as of March 31, 2018 is as follows :

Average interest rate
Fair value hedge
Interest rate swap(USD)	Fixed 3.98% receipt and 3.93% floating paid

(5)	The amounts related to items designated as hedging instruments as of March 31, 2018 are as follows (Unit: Korean won in millions and USD):

	Nominal amounts of the hedging instrument	Carrying amounts of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate swap	USD 2,850,000,000	39,272	28,256	Derivative assets Derivative liabilities	(46,650)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean won in millions):

	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate swap	—	3,020,748	—	(79,382)	Debentures	47,594

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current quarter are as follows (Unit: Korean won in millions):

		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	944	Other net operating income(expense)

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes	in deferred day 1 profits or losses are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Beginning balance	7,416	13,422
New transactions	17,443	500
Amounts recognized in profits and losses	(1,004)	(2,315)

Ending balance	23,855	11,607

The Bank has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable or available in the market. Those financial instruments are recorded at the fair value produced by the valuation techniques at the time of acquisition despite the differences between the transaction price and the fair value. The table above presents the difference yet to be realized as profits or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	March 31, 2018	December 31, 2017
Shares of common stock authorized	5,000,000,000 shares	5,000,000,000 shares
Par value	5,000 won	5,000 won
Shares of common stock issued	676,000,000 shares	676,000,000 shares
Capital stock	3,381,392 million won	3,381,392 million won

(2)	There are no changes in the number of shares issued and outstanding during the three months ended March 31, 2018 and 2017.

(3)	Details of capital surplus are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Capital in excess of par value	269,533	269,533

29.	HYBRID SECURITIES

The	bond-type hybrid securities classified as equity are as follows (Unit: Korean won in millions):

	Issue date	Maturity	Interest rates (%)	March 31, 2018	December 31, 2017
Securities in local currency	June 20, 2008	June 20, 2038	7.7	255,000	255,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(12,912)	(12,912)

Total				3,017,888	3,017,888

With respect to the hybrid securities issued, there is no maturity, and the contractual agreements allow the Bank to indefinitely extend the maturity date and defer the payment of interest. If the Bank makes a resolution to not pay dividends on common stock, then it is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

1)	Details of other equity are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Accumulated other comprehensive income:
Net gain or loss on valuation of financial assets at FVTOCI	(88,004)	—
Gain on valuation of AFS financial assets	—	271,559
Net gain or loss on financial liabilities at FVTOCI due to own credit risk	(6)	—
Loss on foreign currency translation of foreign operations	(28,132)	(26,693)
Remeasurement loss related to defined benefit plan	(190,759)	(137,877)

Subtotal	(306,901)	106,989

Treasury shares	(34,113)	(34,113)
Other capital adjustments	—	(208,158)

Total	(341,014)	(135,282)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean won in millions):

	For the three months ended March 31, 2018
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Net gain or loss on valuation of financial assets at FVTOCI	(121,818)	44,696	1,943	(12,825)	(88,004)
Net gain or loss on financial liabilities at FVTOCI due to own credit risk	(96)	126	—	(36)	(6)
Gain (loss) on foreign currency translation of foreign operations	(26,693)	(1,985)	—	546	(28,132)
Remeasurement gain (loss) related to defined benefit plan	(137,877)	(72,940)	—	20,058	(190,759)

Total	(286,484)	(30,103)	1,943	7,743	(306,901)

(*)	For the change in gain (loss) on valuation of financial assets at FVTOCI, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal on AFS financial assets.

	For the three months ended March 31, 2017
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments (*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	319,698	17,592	11,715	(7,092)	341,913
Gain (loss) on foreign currencies translation of foreign operations	7,400	(28,066)	—	6,792	(13,874)
Remeasurement of the net defined benefit liability	(154,443)	(33,657)	—	8,145	(179,955)

Total	172,655	(44,131)	11,715	7,845	148,084

(*)	For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period and “reclassification adjustments” represent disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean won in millions):

		March 31, 2018	December 31, 2017
Legal reserve	Earned surplus reserve	1,857,754	1,729,754
	Other legal reserve	46,384	45,668

	Subtotal	1,904,138	1,775,422

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,759,803	7,418,806
	Regulatory reserve for credit loss	2,091,721	2,017,342
	Revaluation reserve	715,860	751,964
	Other voluntary reserve	—	11,700

	Subtotal	10,810,784	10,443,212

Conversion of loss on disposal of financial assets at FVTOCI to retained earnings		(1,974)	—
Retained earnings before appropriation		755,439	1,041,925

Total		13,468,387	13,260,559

i.	Earned surplus reserve

In accordance with the Act of Banking Law, earned surplus reserve is appropriated as at least one-tenth of the earnings after tax on every dividend declaration, not exceeding the paid-in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Bank was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10% of net income after accumulated deficit for financial structure improvement until tangible common equity ratio equals 5.5%, but this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an autonomous judgment matter of the Bank since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Bank discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the number of limited dividends set by the board of directors to be recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	The changes in retained earnings are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Beginning balance	13,507,023	12,488,155
Net income	545,987	601,903
Dividends on common stock	(336,636)	(269,308)
Loss on disposal of financial assets at FVTOCI	(1,974)	—
Capital adjustments due to appropriation of retained earnings	(208,158)	—
Dividends on hybrid securities	(37,855)	(49,266)

Ending balance	13,468,387	12,771,484

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with paragraphs 1 and 2 of Article 29 of the RSBB, if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Bank shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Beginning balance	2,091,721	2,017,342
Planned provision(reversal) of regulatory reserve for credit loss	(159,304)	74,379

Ending balance	1,932,417	2,091,721

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean won in millions, except for EPS amount):

	For the three months ended March 31
	2018	2017
Net income	545,987	601,903
Provision of regulatory reserve for credit loss (*)	34,973	1,504
Adjusted net income after the provision of regulatory reserve	511,014	600,399
Adjusted EPS after the provision of regulatory reserve (Unit: Korean won)	703	819

(*)	The amount of reserve for credit loss for the three months ended March 31, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS No. 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

At the shareholders’ meeting on March 23, 2018, dividend payment for the year ended December 31, 2017 amounting to 336,636 million Won (500 Won per share) was approved.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Financial assets at FVTPL (K-IFRS 1109)	3,196	—
Financial assets at FVTPL (K-IFRS 1039)	—	4,463
Financial assets at FVTOCI	51,844	—
AFS financial assets	—	52,844
Securities at amortized cost	80,200	—
HTM financial assets	—	73,380
Financial assets at amortized cost:
Interest on due from banks	29,394	—
Interest on loans	1,794,828	—
Interest of other receivables	5,322	—

Subtotal	1,829,544	—

Loans and receivables:
Interest on due from banks	—	17,420
Interest on loans	—	1,634,170
Interest of other receivables	—	5,727

Subtotal	—	1,657,317

Total	1,964,784	1,788,004

(2)	Interest expenses recognized are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Interest on deposits due to customers	609,701	545,000
Interest on borrowings	52,156	52,344
Interest on debentures	135,555	118,230
Other interest expense	20,820	18,946

Total	818,232	734,520

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Fees and commissions received (*)	199,340	195,455
Fees and commissions received for provision of guarantee	17,019	16,241
Fees and commissions received on project financing	6,377	1,720
Fees and commissions received on securities	25,122	20,224
Other fees and commissions received	58,014	37,931

Total	305,872	271,571

(*)	Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expense are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Fees and commissions paid	34,205	26,851
Other fees and commissions paid	7	53

Total	34,212	26,904

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Financial assets at FVTPL (K-IFRS 1109)	19,118	—
Financial assets at FVTPL (K-IFRS 1039)	—	143
Financial assets at FVTOCI	7,346	—
AFS financial assets	—	30,364

Total	26,464	30,507

(2)	Details of dividends related to Financial assets at FVTOCI for the three months ended March 31 are as follows (Unit: Korean won in millions):

2018
Dividend income recognized from assets held as of March 31, 2018:
Equity securities	7,346
Dividend income recognized in assets derecognized on March 31, 2018	—

Total	7,346

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL (K-IFRS 1109 AND 1039)

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL (K-IFRS 1109 and 1039) are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Gain arising on financial assets designated at FVTPL	46,343	—
Gains on financial assets held for trading	—	(89,903)
Gain arising on financial instruments designated at FVTPL	5,300	—
Losses on financial assets designated as at FVTPL	—	(62,120)

Total	51,643	(152,023)

(2)	Details of net gain or loss on financial instruments at FVTPL and financial assets held for trading are as follows (Unit: Korean won in millions):

			For the three months ended March 31
			2018	2017
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	39,105	2,725
		Gain on disposals	900	4,524
		Loss on valuation	(6,385)	(123)
		Loss on disposals	(409)	(202)

		Subtotal	33,211	6,924

	Loans	Gain on valuation	2,818	—
		Loss on valuation	(20)	—

		Subtotal	2,798	—

	Other financial assets	Gain on valuation	1,741	1,576
		Gain on disposals	262	119
		Loss on valuation	(1,873)	(1,619)
		Loss on disposals	(72)	(23)

		Subtotal	58	53

Total financial assets held for trading			36,067	6,977

Derivatives (for trading)	Interest rate derivatives	Gain on transactions and valuation	370,840	231,825
		Loss on transactions and valuation	(347,659)	(224,423)

		Subtotal	23,181	7,402

	Currency derivatives	Gain on transactions and valuation	973,788	3,841,756
		Loss on transactions and valuation	(985,569)	(4,016,250)

		Subtotal	(11,781)	(174,494)

	Equity derivatives	Gain on transactions and valuation	133,470	210,625
		Loss on transactions and valuation	(134,595)	(140,359)

		Subtotal	(1,125)	70,266

	Other derivatives	Gain on transactions and valuation	499	1,329
		Loss on transactions and valuation	(498)	(1,383)

		Subtotal	1	(54)

Total derivatives (for trading)			10,276	(96,880)

	Total		46,343	(89,903)

(3)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean won in millions):

	For the three months ended March31
	2018	2017
Gain (loss) on equity-linked securities:
Loss on disposal of equity-linked securities	(331)	(12,191)
Gain(loss) on valuation of equity-linked securities	4,978	(49,047)

Subtotal	4,647	(61,238)

Gain(loss) on other financial instruments:
Gain(loss) on valuation of other financial instruments	653	(882)

Total	5,300	(62,120)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain or loss on financial assets at FVTOCI and AFS financial assets recognized are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Gain on disposal of securities	—	18,986
Impairment loss on securities	—	(5,769)

Total	—	13,217

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment	losses due to credit loss are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Reversal of credit loss on financial assets at financial assets at FVTOCI	184	—
Reversal of credit loss on securities at amortized cost losses	10	—
Provision for credit loss on loan receivables and other financial assets at amortized cost	(77,154)	—
Impairment losses due to credit loss	—	(74,621)
Reversal of provision on guarantee	9,927	28,837
Reversal of provision on (provision for) loan commitment	4,834	11,630

Total	(62,199)	(34,154)

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses are as follows (Unit: Korean won in millions):

			For the three months ended March 31
			2018	2017
Salaries	Short-term employee benefits	Salaries	241,642	278,504
		Employee benefits	92,347	88,361
	Retirement benefit Service costs		32,462	33,755

	Subtotal		366,451	400,620

Depreciation and amortization			32,324	31,093

Other general and administrative expenses	Rent		63,803	65,580
	Taxes and public dues		22,866	23,250
	Service charges		47,097	42,943
	Computer and IT related		57,866	52,435
	Telephone and communication		8,694	7,675
	Operating promotion		8,895	9,359
	Advertising		5,819	5,683
	Printing		1,755	1,815
	Traveling		2,471	2,240
	Supplies		1,119	1,259
	Insurance premium		725	863
	Reimbursement		422	4,018
	Maintenance		3,629	2,929
	Water, light and heating		3,892	3,763
	Vehicle maintenance		1,718	1,884
	Others		1,198	1,280

	Subtotal		231,969	226,976

Total			630,744	658,689

(2)	Details of other operating income recognized are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Gain on transactions of foreign exchange	533,244	1,008,253
Gain on disposals of loans and receivables (*1)	—	183,139
Gain related to derivatives	—	64
Gain on fair value hedging derivatives	47,694	18,954
Others (*2)	990	59,068

Total	581,928	1,269,478

(*1)	Gain on disposal of loan and receivables occurred for the three month ended March 31, 2017 was presented into a separate account for gain related to financial assets at amortized cost in accordance with the adoption of K-IFRS 1109.
(*2)	Other income includes such income, amounting to 28,800 million won for the three months ended March 31, 2017 that the Bank recognized for it to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Loss on transactions of foreign exchange	456,112	803,527
KDIC deposit insurance premium	76,306	72,116
Contribution to miscellaneous funds	72,315	71,739
Loss related to derivatives	46,741	21,202
Loss on fair value hedged items	—	26
Others (*)	18,121	15,011

Total	669,595	983,621

(*)	For the three months ended March 31, 2018, ‘Other expense’ includes losses amounting to 200 million won, which are related to the Bank’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, ‘Other expense’ for the three months ended March 31, 2018 and 2017, includes 11,771 million won and 12,139 million of intangible asset amortization expense, respectively.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of impairment loss of investments in subsidiaries and associates are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Impairment loss	—	(18,984)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Other non-operating income	28,717	33,370
Other non-operating expenses	(17,070)	(18,863)

Net other non-operating income	11,647	14,507

(3)	Details of other non-operating income recognized are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Rental fee income	3,638	3,710
Dividends from investments in subsidiaries and associates	12,638	7,956
Gain on disposal of investments in subsidiaries and associates	—	6,311
Gain on disposal of premises and equipment, intangible assets and investment properties	1,031	150
Reversal of impairment of premises and equipment, intangible assets and investment properties	341	32
Others	11,069	15,211

Total	28,717	33,370

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Depreciation of investment properties	930	895
Interest expenses of rent leasehold deposits	142	117
Loss on disposals of premises and equipment, intangible assets and investment properties	6	257
Impairment loss on premises and equipment, intangible assets and investment properties	—	4
Donation	13,272	4,174
Others	2,720	13,416

Total	17,070	18,863

42.	INCOME TAX EXPENSE

(1)	Details of income tax expense are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Current tax expense:
Current tax expense in respect of the current period	4,937	194,707
Adjustments recognized in the current period in relation to the tax expense of prior periods	(1,011)	(20)

Subtotal	3,926	194,687

Deferred tax expense:
Deferred tax assets (liabilities) relating to the origination and reversal of temporary differences	122,544	(26,046)
Deferred tax charged directly to equity	7,743	7,845
Others(tax effect charged directly to equity due to the adoption of K-IFRS 1109)	56,522	—

Subtotal	186,809	(18,201)

Income tax expense	190,735	176,486

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Net income before income tax expense	736,722	778,389
Tax calculated at statutory tax rate (*)	202,136	187,908
Adjustments:
Effect of income that is exempt from taxation	(11,253)	(13,414)
Effect of expenses that are not deductible in determining taxable profit	2,637	2,215
Adjustments recognized in the current period in relation to the current tax of prior periods	(1,011)	(20)
Others	(1,774)	(203)

Subtotal	(11,401)	(11,422)

Income tax expense	190,735	176,486

Effective tax rate	25.9%	22.7%

(*)	The corporate tax rate is 11% up to 200 million won in tax basis, 22% over 200 million won to 20 billion won, 24.2% over 20 billion won to 30 billion won, and 27.5% over 30 billion won.

(3)	Details of accumulated deferred tax relating to items that are recognized directly in equity are as follows (Unit: Korean Won in millions):

	March 31, 2018	December 31, 2017
Gain on valuation of financial assets at FVTOCI	33,383	—
Loss on valuation of AFS securities	—	(103,005)
Foreign currency translation of foreign operations	10,671	10,125
Remeasurement of the net defined benefit liability	72,356	52,298

Total	116,410	(40,582)

43.	EARNINGS PER SHARE(EPS)

Basic EPS is calculated by dividing net income by weighted-average number of common shares outstanding (Unit: Korean won in millions, except for EPS and number of shares):

	For the three months ended March 31
	2018	2017
Net income attributable to common shareholders	545,987	601,903
Dividends to hybrid securities	(37,855)	(49,266)
Net income attributable to common shareholders	508,132	552,637
Weighted-average number of common shares outstanding	673 shares in million	673 shares in million
Basic EPS (Unit: Korean won)	755	821

Diluted EPS is equal to basic EPS because there is no dilution effect for the three months ended March 31, 2018 and 2017.

44. CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Confirmed guarantees:
Guarantees for loans	155,519	157,299
Acceptances	213,545	229,705
Guarantees in acceptance of imported goods	107,100	108,238
Other confirmed guarantees	5,956,096	6,322,111

Total	6,432,260	6,817,353

Unconfirmed guarantees:
Local letters of credit	381,056	383,117
Letters of credit	3,422,944	3,615,934
Other unconfirmed guarantees	551,307	485,123

Total	4,355,307	4,484,174

Commercial paper purchase commitments and others	2,479,641	2,288,201

(2)	Details of loan commitments and other commitments are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Loan commitments	65,320,236	50,214,855
Other commitments	2,341,197	1,902,703

(3)	Litigation case

The Bank is involved in certain legal proceedings that are pending as follows

(Unit: Korean won in millions):

	March 31, 2018
	As plaintiff	As defendant
Number of cases	55 cases	141 cases
Amount of litigation	387,399	257,709
Provisions for litigations	2,750

	December 31, 2017
	As plaintiff	As defendant
Number of cases	65 cases	130 cases
Amount of litigation	403,832	242,858
Provisions for litigations	7,750

(4)	Other

The Bank provides clearance services for payments in Korean won to facilitate trade transactions between Korea and Iran. In connection with these services, the Bank is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Bank has violated US laws by participating in prohibited transactions with countries sanctioned by the United States. The Bank has decided not to disclose the required disclosures stated in K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ as such information may adversely affect the current investigation against the Bank.

45.	RELATED-PARTY TRANSACTIONS

Related parties of the Bank as of March 31, 2018, assets and liabilities recognized, guarantees and commitments, and major transactions with related parties for the three months ended March 31, 2018 and for the year ended December 31, 2017, are as follows:

(1)	Related parties

Related parties
Subsidiaries	Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori Credit Information Co., Ltd., Woori America Bank, PT Bank Woori Saudara Indonesia 1906 Tbk, Woori Global Markets Asia Limited, Woori Bank China Limited, AO Woori Bank, Banco Woori Bank do Brasil S.A., Korea BTL Infrastructure Fund, Woori Fund Service Co., Ltd., Woori Finance Cambodia PLC., Woori Finance Myanmar Co., Ltd., Wealth Development Bank, Woori Bank Vietnam Limited, TUTU Finance-WCI Myanmar Co., Ltd., Woori Bank Principal and Interest Guaranteed Trust, Woori Bank Principal Guaranteed Trust, Kumho Trust First Co., Ltd. and 26 SPCs, Heungkuk Woori Tech Company Private Placement Investment Trust No. 1 and six beneficiary certificates

Associates	Kumho Tires Co., Ltd., Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., STX Engine Co., Ltd., Chin Hung International Inc., STX Corporation, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and others (Dongwoo C & C Co., Ltd. and 24 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean won in millions):

Related party		Title of account	March 31, 2018	December 31, 2017
Subsidiaries	Woori FIS Co., Ltd.	Other assets	108	114
		Deposits due to customers	24,027	27,216
		Other liabilities	22,433	18,365
	Woori Private Equity Asset Management Co., Ltd.	Deposits due to customers	1,667	2,410
		Other liabilities	1	1
	Woori Finance Research Institute Co., Ltd.	Deposits due to customers	3,579	2,718
		Other liabilities	3	517
	Woori Card Co., Ltd.	Other assets	31,529	20,209
		Deposits due to customers	52,473	65,326
		Other liabilities	15,659	14,457
		Derivative liabilities	1,278	1,232
	Woori Investment Bank Co., Ltd.	Cash and cash equivalents	100,000	—
		Loans	12,500	22,600
		Allowance for credit loss	(28)	(23)
		Other assets	20,611	—
		Deposits due to customers	6,035	7,755
		Other liabilities	22,697	2,391
	Woori Credit Information Co., Ltd.	Other assets	—	2
		Deposits due to customers	16,158	15,585
		Other liabilities	10,760	10,739
	Woori America Bank	Cash and cash equivalents	2,995	3,658
	PT Bank Woori Saudara Indonesia 1906 Tbk	Cash and cash equivalents	3,391	5,180
		Loans	159,975	160,710
		Allowance for credit loss	(360)	(166)
		Deposits due to customers	12	72
	Woori Global Markets Asia Limited	Loans	207,237	172,184
		Allowance for credit loss	(207)	(70)
		Deposits due to customers	4,063	6,057
		Other liabilities	—	23
	Woori Bank China Limited	Cash and cash equivalents	17,314	23,602
		Loans	469,260	246,422
		Allowance for credit loss	(992)	(230)
		Other assets	23,399	108,650
		Deposits due to customers	66,260	73,264
		Other liabilities	21,559	107,791
	AO Woori Bank	Cash and cash equivalents	13,554	16,222
		Loans	55,674	53,426
		Allowance for credit loss	(125)	(55)
		Other assets	65	44
	Banco Woori Bank do Brasil S.A.	Loans	1,600	1,607
		Allowance for credit loss	(1)	(1)
	Korea BTL Infrastructure Fund	Other assets	9	9
	Woori Fund Service Co., Ltd.	Deposits due to customers	6,832	6,458
		Other liabilities	906	829
	Woori Finance Cambodia PLC.	Loans	43,727	32,142
		Allowance for credit loss	(43)	(13)
		Other liabilities	1	2

Related party		Title of account	March 31, 2018	December 31, 2017
Subsidiaries
	Woori Finance Myanmar Co., Ltd.	Loans	4,266	4,286
		Allowance for credit loss	(4)	(2)
	Woori Bank Vietnam Limited	Loans	17,331	17,410
		Allowance for credit loss	(163)	(143)
		Other assets	147,483	111,705
	Woori Bank Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other assets	4,264	1,510
		Other liabilities	81,563	91,762
	Structured entities	Loans	2,137	2,102
		Allowance for credit loss	(3)	(302)
		Other assets	6	40
		Derivative assets	2,315	725
		Deposits due to customers	12,626	11,853
		Other liabilities	769	1,629
		Derivative liabilities	2,829	2,740
	Beneficiary certificates	Other assets	3	2
Associates	Kumho Tires Co., Ltd.	Loans	156,812	170,553
		Allowance for credit loss	(144,902)	(156,621)
		Deposits due to customers	75	666
		Other liabilities	1	1
	Woori Service Networks Co., Ltd.	Deposits due to customers	1,696	1,311
		Other liabilities	321	325
	Korea Credit Bureau Co., Ltd.	Deposits due to customers	1,127	5,586
		Other liabilities	1	54
	Korea Finance Security Co., Ltd.	Deposits due to customers	2,221	2,854
		Other liabilities	10	7
	Chin Hung International Inc	Deposits due to customers	68,234	46,220
		Other liabilities	2,883	1,656
	Poonglim Industrial Co., Ltd. (*1)	Deposits due to customers	—	4
	STX Engine Co., Ltd.	Loans	107,474	106,044
		Allowance for credit loss	(89,754)	(88,603)
		Deposits due to customers	16,853	18,092
		Other liabilities	24	29
	STX Corporation	Loans	64,890	47,664
		Allowance for credit loss	(44,473)	(31,164)
		Deposits due to customers	11,216	77,555
		Other liabilities	—	27
	Well to Sea No. 3 Private Equity Fund (*2)	Loans	5,840	73,810
		Allowance for credit loss	(29)	(39)
		Deposits due to customers	587	61
		Other liabilities	82	27
	Others (*3)	Loans	330	499
		Allowance for credit loss	(304)	(471)
		Other assets	1	1
		Deposits due to customers	6,203	2,906
Associates		Other liabilities	144	73

(*1)	The Bank did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates.
(*2)	Due to capital contribution by the Bank during the year ended December 31, 2017, the entity was included in the investment in associates.
(*3)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of March 31, 2018 and 2017.

(3)	Gain or loss from transactions with related parties is as follows (Unit: Korean won in millions):

			For the three months ended March 31
Related party		Title of account	2018	2017
Corporation that has significant influence over the Bank	KDIC(*1)	Interest expenses	—	7,612
Subsidiaries	Woori FIS Co., Ltd.	Fees income	132	128
		Other income	1,888	1,782
		Other expenses	55,059	49,661
	Woori Private Equity Co., Ltd.	Fees income	7	3
		Interest expenses	2	2
	Woori Finance Research Institute	Fees income	3	3
		Other income	—	77
		Interest expenses	9	8
		Fees expenses	1,375	1,400
	Woori Card Co., Ltd.	Fees income	37,419	37,898
		Other income	197	193
		Interest expenses	15	2
		Fees expenses	76	8
		Losses related to derivatives	47	—
	Woori Investment Bank	Fees income	165	110
		Interest income	1,805	259
		Other income	123	1,916
		Interest expenses	—	8
		Other expenses	—	7,696
		Impairment loss due to credit loss	5	—
	Woori Private Equity Fund(*2)	Fees income	—	1
		Interest expenses	—	1
	Woori Credit Information Co., Ltd.	Fees income	16	14
		Dividends income	—	504
		Other income	98	98
		Interest expenses	51	46
		Fees expenses	3,029	2,677
	PT Bank Woori Saudara Indonesia 1906 Tbk	Interest income	915	480
		Dividends income	6,127	—
		Impairment losses due to credit loss (reversal of provision for credit loss)	194	(18)
	Woori Global Markets Asia Limited	Interest income	970	12
		Fees income	4	—
		Impairment losses due to credit loss (reversal of provision for credit loss)	137	(8)
	Woori Bank China Limited	Interest income	1,347	933
		Interest expenses	182	168
		Impairment losses due to credit loss (reversal of provision for credit loss)	762	(106)

			For the three months ended March 31
Related party		Title of account	2018	2017
Subsidiaries	AO Woori Bank	Interest income	211	115
		Impairment losses due to credit loss (reversal of provision for credit loss)	70	(22)

	Banco Woori Bank do Brasil S.A.	Interest income	7	5
		Reversal of provision for credit loss	—	(4)

	Korea BTL Infrastructure Fund	Dividends income	6,344	7,398
		Fees income	20	19

	Woori Fund Service Co., Ltd.	Fees income	5	5
		Other income	41	40
		Interest expenses	30	21

	Woori Finance Cambodia	Interest income	336	156
		Impairment losses due to credit loss (reversal of provision for credit loss)	30	(2)

	Woori Finance Myanmar	Interest income	33	21
		Impairment losses due to credit loss	2	2

	Woori Bank Vietnam	Interest income	124	259

	Limited	Impairment losses due to credit loss	20	213

	Principal and Interest Guaranteed Trust and Principal Guaranteed Trust	Other income	2,754	1,792
		Interest expenses	342	202
		Other expenses	7	8

	Structured entities and others	Interest income	9	1
		Fees income	1,962	1,420
		Gains related to derivatives	1,904	—
		Interest expenses	2	2
		Reversal of impairment losses due to credit loss	(299)	61
		Losses related to derivatives	559	—

Associates	Kumho Tires Co., Ltd.	Interest income	686	854
		Fees income	4	5
		Impairment losses due to credit loss (reversal of provision for credit loss)	(11,719)	4

	Woori Service Networks Co., Ltd.	Other income	7	7
		Interest expenses	4	7
		Dividends income	113	—

	Korea Credit Bureau Co., Ltd.	Interest expenses	16	17

	Korea Finance Security Co., Ltd.	Dividends income	54	54
		Interest expenses	3	3

	Chin Hung International Inc.	Interest income	—	53
		Fees income	1	1
		Interest expenses	8	6
		Reversal of impairment losses due to credit loss	—	(4,011)

			For the three months ended March 31
Related party		Title of account	2018	2017
Associates	STX Engine Co., Ltd.	Interest income	333	332
	.	Fees income	15	84
		Interest expenses	41	35
		Impairment losses due to credit loss (reversal of provision for credit loss)	1,151	(3,819)

	Samho International Co., Ltd.(*3)	Interest income	—	180
		Fees income	—	5
		Interest expenses	—	111
		Reversal of impairment losses due to credit loss	—	(89)

	STX Corporation	Interest income	—	218
		Fees income	1	34
		Interest expenses	1	2
		Impairment losses due to credit loss (reversal of provision for credit loss)	13,309	(63,438)

	Well to Sea No. 3 Private	Interest income	685	—
	Equity Fund (*4)	Interest expenses	2	—
		Reversal of provision for credit loss	(10)	—

	Others (*5)	Interest income	1	—
		Interest expenses	6	3
		Impairment losses due to credit loss (reversal of provision for credit loss)	(167)	774

(*1)	As its ownership interest in the Bank is lower than 20% as of December 31, 2017, it has been excluded from the corporation that has significant influence over the Bank
(*2)	The entity is not in scope for the associates due to liquidation during the year ended December 31, 2017.
(*3)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates.
(*4)	Due to debt-equity swap, the entity was included in the investment in associates during the year ended December 31, 2017
(*5)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of March 31, 2018 And others include Kyesan Engineering Co., Ltd., Dongwoo C&C Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Deokwon Food Co., Ltd., DAEA SNC Co., and Hyunwoo International Co., Ltd. as of March 31, 2017.

.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean won in millions):

	Warranty	March 31, 2018	December 31, 2017
Woori Card Co., Ltd.	Loan commitment	500,000	500,000
Woori Investment Bank Co., Ltd.	Loan commitment	50,000	50,000
Woori America Bank	Confirmed guarantees in foreign currencies	1,031	1,388
PT Bank Woori Saudara Indonesia 1906 Tbk	Confirmed guarantees in foreign currencies and others	134,549	151,385
Woori Bank China Limited	Confirmed guarantees in foreign currencies and others	58,391	69,940
AO Woori Bank	Confirmed guarantees in foreign currencies and others	36,124	34,683
Banco Woori Bank do Brasil S.A.	Confirmed guarantees in foreign currencies and others	18,459	22,987
Korea BTL Infrastructure Fund	Securities purchase contract	311,078	311,078
Woori Finance Cambodia PLC.	Loan commitment	4,266	16,071
Woori Bank Vietnam Limited	Confirmed guarantees in foreign currencies and others	75,367	26,285
Structured entities	Loan commitment in local currency	1,014,480	830,100
	Loan commitment	1,163	810
Kumho Tires Co., Ltd.	Import credit in foreign currencies and others	9,554	4,181
Chin Hung International Inc.	Loan commitment	31,749	31,749
STX Engine Co., Ltd.	Import credit in foreign currencies and others	68,842	68,858
STX Corporation	Import credit in foreign currencies and others	10,541	17,557
Well to Sea No. 3 Private Equity Fund	Loan commitment	304,160	236,190

For the guarantees provided to the related parties, the Bank recognized provisions for guarantees amounting to 78,700 million won and 74,205 million won as of March 31, 2018 and December 31, 2017, respectively.

(5)	Commitments of derivatives to the related parties are as follows (Unit: Korean won in millions):

	Warranty	March 31, 2018	December 31, 2017
Woori Card Co., Ltd.	Unsettled commitment	100,000	100,000
Structured entities	Unsettled commitment	948,914	782,914

(6)	Details of compensation to key management are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Salaries	3,130	2,877
Severance and retirement benefits	209	163

Total	3,339	3,040

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,274 million won and 6,857 million won, respectively, as of March 31, 2018, and with respect to the assets, the Bank has not recognized any allowance nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean won in millions):

	Total assets		Operating income
	March 31, 2018	December 31, 2017	For the three months ended March 31, 2018	For the three months ended March 31, 2017
Trust accounts	49,657,336	43,895,511	284,292	203,016

(2)	Significant receivables and payables between the Bank and trust accounts are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Receivables:
Trust fees receivable	25,620	25,286

Payables:
Deposits due to customers	589,782	585,832
Borrowings from trust accounts	2,644,524	2,711,529

Subtotal	3,234,306	3,297,361

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean won in millions):

	For the three months ended March 31
	2018	2017
Revenue:
Trust fees	50,717	34,735
Termination fees	4,199	36

Subtotal	54,916	34,771

Expenses:
Interest expenses on deposits due to customers	1,982	7,143
Interest expenses on borrowings from trust accounts	10,067	8,117

Subtotal	12,049	15,260

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows:

1)	As of March 31, 2018 and December 31, 2017, the carrying values of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Principal guaranteed trusts:
Old age pension trusts	3,868	4,058
Personal pension trusts	523,231	530,556
Pension trusts	797,776	791,920
Retirement trusts	48,642	50,035
New personal pension trusts	8,412	8,563
New old age pension trusts	2,374	2,467

Subtotal	1,384,303	1,387,599

Principal and fixed rate of return guaranteed trusts:
Development trusts	19	19
Unspecified money trusts	801	801

Subtotal	820	820

Total	1,385,123	1,388,419

2)	The amounts that the Bank must pay by the principal guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean won in millions):

	March 31, 2018	December 31, 2017
Liabilities for the account (subsidy for trust account adjustment)	7	32